EXECUTION COPY

SHARE PURCHASE AGREEMENT

BETWEEN

UP ENERGY CORPORATION,

AS SELLER,

AND

SPC E&P (CHINA) PTE. LTD.,

AS PURCHASER,

Dated as of September 26, 2007

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ARTICLE 5. COVENANTS OF THE PARTIES		19

Section 5.1	Access	19
Section 5.2	Notification of Breaches	19
Section 5.3	Public Announcements	19
Section 5.4	Operation of Business	20
Section 5.5	Conduct of the Company	20
Section 5.6	Indemnity Regarding Access	21
Section 5.7	Consents and Preferential Rights	21
Section 5.8	Governmental Reviews	21
Section 5.9	[Omitted]	24
Section 5.10	Replacement of Bonds, Letters of Credit and Guarantees	22
Section 5.11	Further Assurances	22
Section 5.12	Permits	22

ARTICLE 6. CONDITIONS TO CLOSING		23

Section 6.1	Conditions of Seller to Closing	23
Section 6.2	Conditions of Purchaser to Closing	23

ARTICLE 7. CLOSING		24

Section 7.1	Time and Place of Closing	24
Section 7.2	Obligations of Seller at Closing	24
Section 7.3	Obligations of Purchaser at Closing	26
Section 7.4	Closing Payment and Post-Closing Purchase Price Adjustments	26
Section 7.5	Casualty or Condemnation Loss	27
Section 7.6	Update of Disclosure Schedule.	27

ARTICLE 8. TAX MATTERS		27

Section 8.1	Liability for Taxes	27
Section 8.2	Preparation and Filing of Tax Returns	28
Section 8.3	Allocation Arrangements	28
Section 8.4	Access to Information	29
Section 8.5	Tax Proceedings	29
Section 8.6	Indemnification Procedures	29
Section 8.7	Refunds	30
Section 8.8	Sales or Use Tax, Recording Fees and Similar Taxes and Fees	30
Section 8.9	Section 338(h)(10) Election.	30

ARTICLE 9. TERMINATION AND AMENDMENT		31

Section 9.1	Termination	31
Section 9.2	Effect of Termination	32

ARTICLE 10. INDEMNIFICATION; LIMITATIONS		32

Section 10.1	Indemnification	32
Section 10.2	Indemnification Actions	34
Section 10.3	Limitation on Actions	35
Section 10.4	Exclusive Remedy.	35

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SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this “Agreement”), dated September 26, 2007 (the “Execution Date”), is between UP Energy Corporation, a Nevada corporation (“Seller”), and SPC E&P (China) Pte. Ltd., a company organized under the Laws of Singapore (Registration No. 200713926M) (“Purchaser”). Seller and Purchaser are sometimes referred to herein collectively as the “Parties”, and individually as a “Party”.

RECITALS:

Seller desires to sell and Purchaser desires to purchase all of the ownership interest in and to Sino-American Energy Corporation, a company incorporated in Texas, U.S.A. (the “Company”).

NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1. PURCHASE AND SALE

Section 1.1 Purchase and Sale. On the terms and conditions contained in this Agreement, Seller agrees to sell, convey, transfer and deliver to Purchaser and Purchaser agrees to purchase, accept and pay for the Shares (as defined below), free and clear of all Encumbrances;

Section 1.2 Certain Definitions. As used herein:

(a)  “Accounting Principles” shall bear the meaning ascribed to it in Section 3.3(f).

(b)  “Adjusted Purchase Price” shall bear the meaning ascribed to it in Section 2.2.

(c)      “Affiliate” means, with respect to any Person, a Person that directly or indirectly controls, is controlled by or is under common control with such Person, with “control” in such context meaning the ability to direct the management or policies of a Person through ownership of voting shares or other securities, pursuant to a written agreement, or otherwise.

(d)  “Agreed Interest Rate” shall bear the meaning ascribed to it in Section 2.2(d).

(e)  “Agreement” shall bear the meaning ascribed to it in the Preamble.

(f)  “Asset Allocation” shall bear the meaning ascribed to it in Section 8.9.

(g)  “Assets” means all of the Company’s right, title, and interest in and to the following:

(i) The Contract for Petroleum Exploration, Development and Production on Block 04/36 in Bohai Bay Area of the People’s Republic of China between China National Offshore Oil Corporation (“CNOOC”) and the Company, dated August 17, 1994 (the “Block 04/36 Production Sharing Contract”) and the Contract for Petroleum Exploration, Development and Production on Block 05/36 in Bohai Bay Area of the People’s Republic of China between CNOOC and the Company, dated January 23, 1996 (the “Block 05/36 Production Sharing Contract”) (collectively referred to as the “Production Sharing Contracts”);

(ii) All units that include all or a part of the area subject to the Production Sharing Contracts (the “Contract Area”);

(iii) All presently existing contracts, agreements and instruments to which the Company’s interest in the Production Sharing Contracts are subject, including operating, unitization, pooling and communitization agreements, including that certain Agreement for the Unitized Development by and between the Company and CNOOC for the CFD 11-6/CFD 12-1/CFD 12-1S , Bohai Bay Area, People's Republic of China, dated May 27, 2005 (the "Unitization Agreement"), that certain Operating Agreement covering Gulf of Bohai, Block 04/36, People’s Republic of China, dated February 6, 1995 (the “04/36 JOA”), that certain Operating Agreement covering Gulf of Bohai, Block 05/36, People’s Republic of China, dated June 24, 1997 (the “05/36 JOA”) (the 04/36 JOA and the 05/36 JOA each referred to as a “JOA” and collectively referred to as the “JOAs”), joint venture agreements, farmin and farmout agreements, exchange agreements, transportation agreements, processing agreements, agreements for the sale and purchase of Hydrocarbons, all of which are hereinafter collectively referred to as “Contracts”;

(iv) All easements, permits, licenses, servitudes, rights-of-way, surface leases and other rights appurtenant to, and used or primarily held for use in connection with, the Production Sharing Contracts;

(v) Equipment, machinery, fixtures and other tangible personal property and improvements located on the Contract Area or used or primarily held for use in connection with the operation of the Production Sharing Contracts (the “Equipment”); and

(vi)  All books, records, data, files, maps, accounting records, agreements, documents and correspondence of the Company or related to the Assets, or used or held for use in connection with the maintenance or operation thereof, but excluding: (A) any books, records, data, files, maps and accounting records licensed from a third Person for which the license will terminate or a transfer fee or similar payment will be incurred upon a sale of the Company; (B) any computer software that is proprietary to Seller or any Affiliate of Seller; (C) work product of, or attorney-client communications with, legal counsel for the Company or any Affiliate of the Company, other than the Contracts; and (D) records relating to the sale of the Shares, including bids received from and records of negotiations with third Persons and engagement letters and other correspondence between any of the Company, the Seller and its Affiliates, and any consultants or advisors assisting with the sale of the Shares, provided that nothing in (A), (B), (C) or (D) above shall include any books, records, data, files, maps and accounting records which the Company is required to maintain by applicable Laws (collectively the “Records”); provided that the Assets shall not include the Excluded Assets.

(h)  “Balance Sheet” means the balance sheet of the Company as of June 30th, 2007, attached hereto as Exhibit “B”.

(i)  “Business Day” means any day other than a Saturday, a Sunday, or a day on which banks are closed for business in New York, New York, in Singapore or in the People’s Republic of China.

(j)  “Claim” shall bear the meaning ascribed to it in Section 10.2(a).

(k)  “Claim Notice” shall bear the meaning ascribed to it in Section 10.2(a).

(l)  “Closing” shall bear the meaning ascribed to it in Section 7.1.

(m)  “Closing Date” shall bear the meaning ascribed to it in Section 7.1.

(n)  “Closing Payment” shall bear the meaning ascribed to it in Section 7.4(a).

(o)  “Code” means the United States Internal Revenue Code of 1986, as amended. All references to the Code, U.S. Treasury Regulations, or other governmental pronouncements shall be deemed to include references to any applicable successor regulations or amending pronouncement.

(p)  “Company” shall bear the meaning ascribed to it in the Recitals.

(q)  “Confidentiality Agreement” shall bear the meaning ascribed to it in Section 5.1.

(r)   “Contracts” shall bear the meaning ascribed to it in Section 1.2(g)(iii).

(s)  “Damages” shall bear the meaning ascribed to it in Section 10.1(c).

(t)  “Effective Time” shall bear the meaning ascribed to it in Section 2.2(a).

(u)  “Encumbrances” shall bear the meaning ascribed to it in Section 3.2(e).

(v)  “Environment” means: (i) air, land, groundwater, soil and subsurface soil; (ii) all layers of the atmosphere; and (iii) natural resources; and “Environmental” has a corresponding meaning.

(w)  “Environmental Laws” means all Laws relating to the protection of the Environment or related employee, public health and safety, and without restricting the generality of the foregoing, includes those Laws relating to the treatment and disposal of Hydrocarbons, the emission, discharge, release or threatened release of hazardous substances into the air, water or land and the clean-up and remediation of contaminated sites.

(x)       “Excluded Assets” means (i) any Export Levy Refund, (ii) any Special Profit Charge Refund and (iii) amounts payable pursuant to that certain Retainer Agreement by and between the Company and Kerr-McGee.

(y)       “Execution Date” shall bear the meaning ascribed to it in the Preamble.

(z)        “Export Levy Refund” means any refund received by the Company from any applicable Governmental Authority in respect of tariffs or levies paid on the export of crude oil from the People’s Republic of China pursuant to the provisions of the Notice Concerning Adjusting Interim Tariff Rates of Several Commodities promulgated by the State Council on October 27, 2006, and effective from and after November 1, 2006.

(aa)     “Former Seller Group” shall bear the meaning ascribed to it in Section 3.16.

(bb)   “Governmental Authority” means any government and/or any political, judicial, administrative, legislative subdivision thereof, including (i) any national, state, local, municipal or other governmental body, authority or agency, and (ii) any governmental, regulatory or administrative, judicial departments, courts, commissions, boards, bureaus, ministries, agencies or other instrumentalities exercising any administrative, executive, judicial, legislative, police, arbitral or taxing authority or power.

(cc)    “Governmental Authorization” means any permit, license, waiver, variance or other authorization issued by any country or jurisdiction (including the People’s Republic of China), or any Governmental Authority thereof.

(dd)    “Hydrocarbons” mean oil, gas and/or other liquid or gaseous hydrocarbons or any combination thereof.

(ee)     “Indemnified Person” means, when used in connection with particular Damages, a Person having the right to be indemnified with respect to such Damages pursuant to Article 10.

(ff)       “Indemnifying Person” shall bear the meaning ascribed to it in Section 10.2(a).

(gg)     “Independent Auditors” shall bear the meaning ascribed to it in Section 7.4(b).

(hh)     “Intellectual Property Rights” means any of the following which are licenses by the Company to third parties or which are licensed by third parties to the Company: patents, registered designs, trade marks and service marks (whether registered or not), copyright, design right, and all similar property rights, provided that “Intellectual Property Rights” shall not include geological or geophysical data or interpretations thereof which are licensed to the Company under the Contracts.

(ii)  “Intragroup Advances” shall bear the meaning ascribed to it in Section 2.2(b).

(jj)  “Intragroup Receipts” shall bear the meaning ascribed to it in Section 2.2(c).

(kk)    “Laws” means all laws, statutes, rules, regulations, ordinances, orders, decrees, requirements, judgments and codes of Governmental Authorities.

(ll)  “LCIA” shall bear the meaning ascribed to it in Section 11.7.

(mm)   “LCIA Rules” shall bear the meaning ascribed to it in Section 11.7.

(nn)    “Liabilities” includes any liability or obligation (whether direct or indirect, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due, reflected on a balance sheet or otherwise) determined in accordance with the Accounting Principles and including costs and expenses related thereto.

(oo)     “Material Adverse Effect” shall bear the meaning ascribed to it in Section 3.1(d).

(pp)     “Material Contract” means those Contracts identified in Section 1.2(pp) of the Disclosure Schedule.

(qq)     “Party” and “Parties” shall bear the meaning ascribed to it in the Preamble.

(rr)  “Permits” means, in relation to the Company, all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, identification, registration numbers, approvals, orders, business licenses, tax registrations, and customs registrations necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, including all Governmental Authorizations issued by Governmental Authorities of the People’s Republic of China necessary to own and operate the Assets.

(ss)     “Person” means any individual, corporation, company, partnership, limited liability company, trust, estate, Governmental Authority or any other entity.

(tt)       “Post-Effective Time Period” shall bear the meaning ascribed to it in Section 8.1(c).

(uu)     “Pre-Effective Time Period” shall bear the meaning ascribed to it in Section 8.1(b).

(vv)     “Section 338(h)(10) Elections” shall bear the meaning ascribed to it in Section 8.9.

(ww)   “Section 338 Forms” shall bear the meaning ascribed to it in Section 8.9.

(xx)  “Purchase Price” shall bear the meaning ascribed to it in Section 2.1.

(yy)     “Purchaser” shall bear the meaning ascribed to it in the Preamble.

(zz)      “Securities Act” shall bear the meaning ascribed to it in Section 4.8.

(aaa)   “Seller” shall bear the meaning ascribed to it in the Preamble.

(bbb)  “Seller Group” shall bear the meaning ascribed to it in Section 3.16.

(ccc)   “Shares” means all the issued and outstanding shares in the capital of the Company.

(ddd)  “Special Profit Charge Refund” means any refund received by the Company from any applicable Governmental Authority in respect of charges or levies paid on the sale of crude oil produced in the People’s Republic of China pursuant to the provisions of the State Council’s Decision on the Levy of the Petroleum Special Profit Charge promulgated April 1, 2006, the Circular on Adjustment of Oil Products Prices promulgated by the National Development and Reform Commission on March 26, 2006, and the Administrative Measures on the Levy of the Petroleum Special Profit Charge promulgated by the Ministry of Finance on April 1, 2006.

(eee)  “Tax” means all taxes, including income tax, surtax, remittance tax, presumptive tax, net worth tax, special contribution, production tax, pipeline transportation tax, value added tax, withholding tax, gross receipts tax, windfall profits tax, profits tax, severance tax, personal property tax, real property tax, sales tax, service tax, transfer tax, use tax, excise tax, premium tax, customs duties, stamp tax, motor vehicle tax, entertainment tax, insurance tax, capital stock tax, franchise tax, occupation tax, payroll tax, employment tax, social security, unemployment tax, disability tax, alternative or add-on minimum tax, estimated tax, and any other assessments, duties, fees, levies or other charges imposed by a Governmental Authority together with any interest, fine or penalty thereon, or addition thereto.

(fff)      “Tax Items” shall bear the meaning ascribed to it in Section 8.2(a).

(ggg)  “Tax Refund” means any refund or credit (including interest thereon or claims therefore) with respect to any Taxes relating to the Assets attributable to any taxable period before the Effective Time and includes the Export Levy Refund and the Special Profit Charge Refund.

(hhh)  “Tax Return” means any return, declaration, report, claim or refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, filed with any relevant Governmental Authority.

(iii)  “Ultra” shall bear the meaning ascribed to it in Section 3.2(g).

(jjj)  “Working Capital” shall bear the meaning ascribed to it in Section 2.2(a).

ARTICLE 2. PURCHASE PRICE

Section 2.1 Purchase Price. The purchase price for the Shares (the “Purchase Price”) shall be Two Hundred and Twelve Million United States Dollars ($212,000,000) adjusted as provided in Section 2.2.

Section 2.2 Adjustments to Purchase Price. The Purchase Price shall be adjusted as follows:

(a) Adding, if positive, or subtracting, if negative, the Working Capital of the Company as of 12:01 a.m. local time in the Contract Area on July 1, 2007 (the “Effective Time”); as used herein, the term “Working Capital” means the positive or negative amount obtained by subtracting (i) the sum of all accounts payable, accrued current liabilities and other current liabilities of the Company from (ii) the sum of all cash, accounts receivable, net inventory (which for avoidance of doubt shall mean inventory net of the overlifted or underlifted position (as applicable) as of the Effective Time) and other current assets of the Company, all as shown on the Balance Sheet, except that net oil inventory shall be valued at $60.44 per barrel. For the purpose of determining Working Capital, the existence of any intercompany borrowings (whether long-term or short-term), intercompany accounts receivable or intercompany accounts payable to or from Affiliates shall be excluded, other than those accounts receivable or payable with respect to purchases of goods and services from or sales of goods and services to any Affiliate of the Company;

(b) Increased by the amount of any Intragroup Advances from the Effective Time to the Closing Date; as used herein, the term “Intragroup Advances” shall mean any capital contributions, loans, or advances paid by Seller or any other Affiliate of the Company to the Company, and any other payments made by Seller or any other Affiliate of the Company on behalf of and for the account of the Company;

(c) Decreased by the amount of any Intragroup Receipts from the Effective Time to the Closing Date; as used herein, the term “Intragroup Receipts” shall mean any dividends, share redemptions, share purchases, or repurchases, debt repayments or other distributions made by the Company to a Seller or any other Affiliate of the Company, and any other amounts payable to the Company but received and retained by a Seller or any other Affiliate of the Company; excluding payments made by the Company to a Seller or any other Affiliate of the Company for the purchase of goods and services (including financial services) which are in compliance with this Agreement and excluding distributions of Excluded Assets; and

(d) Increased by the amount of interest that would be calculated on the Purchase Price, as adjusted under clauses (a), (b) and (c) above, at the Agreed Interest Rate, for the period from and including the Effective Time to but excluding the Closing Date; as used herein, the term “Agreed Interest Rate” shall mean the lesser of: (i) 6 month LIBOR + 0.5% per annum; or (ii) the maximum interest rate permissible under applicable Laws.

The Purchase Price, adjusted as set forth in clauses (a), (b), (c), and (d) shall be referred to herein as the “Adjusted Purchase Price”.

ARTICLE 3. REPRESENTATIONS AND WARRANTIES OF SELLER

Section 3.1 Disclaimers

(a) Except as and to the extent expressly set forth in this Article 3 or in the certificate of Seller to be delivered pursuant to Section 7.2(d), (i) Seller makes no representations or warranties, express or implied, and (ii) Seller expressly disclaims all liability and responsibility for any representation, warranty, statement or information made or communicated (orally or in writing) to Purchaser or any of its Affiliates, employees, agents, consultants or representatives (including any opinion, information, projection or advice that may have been provided to Purchaser by any officer, director, employee, agent, consultant, representative or advisor of any Seller or any of its Affiliates).

(b) EXCEPT AS EXPRESSLY REPRESENTED OTHERWISE IN THIS ARTICLE 3 OR IN THE CERTIFICATE OF SELLER TO BE DELIVERED AT CLOSING PURSUANT TO SECTION 7.2(d), WITHOUT LIMITING THE GENERALITY OF SECTION 3.1(a), SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO: (I) TITLE TO ANY OF THE ASSETS; (II) THE CONTENTS, CHARACTER OR NATURE OF ANY REPORT OF ANY PETROLEUM ENGINEERING OR OTHER CONSULTANT, OR ANY GEOLOGICAL, GEOPHYSICAL OR SEISMIC DATA OR INTERPRETATION RELATING TO THE ASSETS; (III) THE QUANTITY, QUALITY OR RECOVERABILITY OF HYDROCARBONS IN OR FROM THE ASSETS; (IV) ANY ESTIMATES OF THE VALUE OF THE ASSETS OR FUTURE REVENUES GENERATED BY THE ASSETS; (V) THE PRODUCTION OF HYDROCARBONS FROM THE ASSETS, OR WHETHER SUCH PRODUCTION, IF ANY, HAS BEEN CONTINUOUS, OR IN PAYING QUANTITIES; (VI) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE ASSETS; OR (VII) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE OR COMMUNICATED TO PURCHASER OR ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, CONSULTANTS, REPRESENTATIVES OR ADVISORS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO, AND SELLER FURTHER DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY EQUIPMENT, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES THAT PURCHASER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS AS PURCHASER DEEMS APPROPRIATE.

(c) Any representation made by Seller that is qualified “to the knowledge of Seller” or “to Seller’s knowledge” is limited to matters within the actual knowledge of those Persons identified on Exhibit “A” as “Knowledge Persons” with respect to Seller, and such additional knowledge as should have been known by a reasonably prudent person experienced in the oil and gas industry.

(d) Inclusion of a matter on a schedule attached hereto with respect to a representation or warranty that addresses matters having a Material Adverse Effect shall not be deemed an indication that such matter does, or may, have a Material Adverse Effect. Matters may be disclosed on a schedule as a precautionary matter. As used herein, “Material Adverse Effect” means a material adverse effect on the ownership, operation or value of the Company or the Assets, taken as a whole; provided, however, that an adverse effect shall be deemed “material” if the aggregate damages resulting therefrom exceed US$15,000,000 and (ii) “Material Adverse Effect” shall not include a material adverse effect resulting from general changes in Hydrocarbon prices, general changes in industry, economic or political conditions, civil unrest, insurrection or similar disorders or changes in Laws.

(e) Subject to the foregoing provisions of this Section 3.1, and the other terms and conditions of this Agreement, Seller represents and warrants to Purchaser the matters set out in Sections 3.2 through 3.22.

Section 3.2 Seller

(a) Existence and Qualification. Seller is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and duly qualified to do business as a foreign company in each jurisdiction where it does business, except where the failure to so qualify would not, individually or in the aggregate, have a Material Adverse Effect. Seller is duly qualified to own the Shares both beneficially and of record.

(b) Power. Seller has the corporate power under its organizational documents to enter into and perform this Agreement (and all documents required to be executed and delivered by Seller as set out herein) and to consummate the transactions contemplated by this Agreement (and such documents).

(c) Authorization and Enforceability. The execution, delivery and performance of this Agreement (and all documents required to be executed and delivered by Seller as set out herein), and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all action required under Seller’s organizational documents. This Agreement has been duly executed and delivered by Seller (and all documents required to be executed and delivered by Seller as set out herein shall be duly executed and delivered by Seller), and this Agreement constitutes, and when executed and delivered such documents shall constitute, the valid and binding obligations of Seller, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(d) No Conflicts. The execution, delivery and performance of this Agreement by Seller, and the consummation of the transactions contemplated by this Agreement shall not: (i) violate any provision of the governance documents of Seller; (ii) result in a default (with due notice or lapse of time or both) or the creation of any Encumbrance or give rise to any right of termination, cancellation or acceleration under any material note, bond, mortgage, indenture, license or agreement to which Seller is a party or by which it is bound; (iii) violate any judgment, order, ruling, or decree applicable to Seller as a party in interest; or (iv) violate any Laws applicable to Seller, or any of the Assets, except any matters described in clauses (ii), (iii), or (iv) above which would not have a Material Adverse Effect.

(e) Capitalization; Title to Shares. Seller holds of record and owns beneficially the Shares identified on Exhibit “A”, free and clear of any liens, claims, encumbrances, security interests, options, charges, preferential rights, consent rights, rights of first refusal and other restrictions of any kind (“Encumbrances”) (other than restrictions under the Securities Act and state securities laws). Upon Closing, good and valid title to the Shares shall pass to the Purchaser, free and clear of any Encumbrances. The Shares constitute all of the outstanding equity of the Company. All of the Shares are duly authorized, validly issued, fully paid and non-assessable. Other than this Agreement, the Shares are not subject to, nor have they been issued in violation of, any voting agreement or other contract, agreement, arrangement, commitment or understanding, including any such agreement, arrangement, commitment or understanding restricting or otherwise relating to the voting, distribution rights or disposition of the Shares.

(f) Warranties as to No Payments, Gifts or Loans. Neither Seller nor any of its Affiliates has made, with respect to the Shares, the Assets or the transactions contemplated by this Agreement, any offer, payment, promise to pay or authorization of the payment of any money, or any offer, gift, promise to give or authorization of the giving of anything of value, directly or indirectly, to or for the use or benefit of any official or employee of any Governmental Authority or public international organization or to or for the use or benefit of any political party, official, or candidate unless such offer, payment, gift, promise or authorization is authorized by applicable written Laws. Neither Seller nor any of its Affiliates has made any such offer, payment, gift, promise or authorization to or for the use or benefit of any other Person if Seller or such Affiliate knew, had a firm belief, or was aware that there was a high probability that the other Person would use such offer, payment, gift, promise or authorization for any of the purposes described in the preceding sentence. The foregoing warranties do not apply to any facilitating or expediting payment to secure the performance of routine government action.

(g) Representation as to Seller’s Assets. Seller is a wholly-owned subsidiary of Ultra Petroleum Corp., a Yukon Territory, Canada corporation (“Ultra”). Seller, through its wholly-owned subsidiaries, is the indirect owner of substantially all of the assets, liabilities and businesses that constitute the consolidated assets, liabilities and businesses of Ultra and its consolidated subsidiaries as reflected in the consolidated financial statements of Ultra filed with the United States Securities and Exchange Commission.

Section 3.3 The Company.

(a) Existence and Qualification. The Company is a corporation duly organized and validly existing and in good standing under the Laws of the State of Texas and is duly qualified to do business as a foreign company in each jurisdiction where it does business, except where the failure to so qualify would not, individually or in the aggregate, have a Material Adverse Effect.

(b) Power. The Company has full corporate power and authority to own, lease or otherwise hold the Assets and conduct its business in the manner presently conducted.

(c) No Conflicts. The execution, delivery, and performance of this Agreement (and all documents required to be executed and delivered by the Company as set out herein) and the consummation of the transactions contemplated by this Agreement shall not: (i) violate any provision of the articles of incorporation or bylaws of the Company; (ii) result in default (with due notice or lapse of time or both) or the creation of any Encumbrance or give rise to any right of termination, cancellation or acceleration under any material note, bond, mortgage, indenture, license or agreement to which the Company is a party or by which it is bound; (iii) violate any judgment, order, ruling, or decree applicable to the Company as a party in interest; or (iv) violate any Laws applicable to the Company, or any of the Assets, except any matters described in clauses (ii), (iii), or (iv) above which would not have a Material Adverse Effect.

(d) Articles of Incorporation and Bylaws. Seller has delivered to Purchaser true and complete copies of the articles of incorporation and bylaws of the Company as are in effect as of the Execution Date.

(e) Books and Records . The books and records that the Company is required to maintain under applicable Laws contain accurate records of all meetings (in all material aspects) and accurately reflect (in all material aspects) all corporate action of the shareholders and the board of directors (including committees) of the Company. Section 3.3(e) of the Disclosure Schedule sets out the current directors, officers, and powers of attorney that have been granted (and not effectively revoked) by the Company, except as otherwise agreed by Purchaser.

(f) Balance Sheet. The Balance Sheet has been prepared from the books and records of the Company in conformity with United States generally accepted accounting principles as published by the Financial Accounting Standards Board (the “Accounting Principles”) consistently applied and fairly presents the financial position of the Company as of the date thereof.

(g) Subsidiaries. The Company does not directly or indirectly own any capital stock or other equity interest in any Person. As of the time of their respective dissolutions, Pendaries Production Inc., a Delaware corporation, and Sino-American Overseas Energy Corp, a Cayman Islands corporation, were solvent.

(h) Employees. The Company has no employees.

(i) Intellectual Property Rights. The Company does not own or license any Intellectual Property Rights.

(j) Real Property. Except pursuant to the Contracts, the Company has no interest in any real property.

(k) Distributions. Except as disclosed in Section 3.3(k) of the Disclosure Schedule, since the Effective Time, the Company has not paid any dividends, made any returns of capital or made any other distributions.

(l) Indebtedness. Immediately after the Closing Date, the Company shall not have any indebtedness for borrowed money other than accounts payable for goods and services related to the Assets.

(m) Absence of Material Adverse Effect. Except as contemplated by this Agreement or as set forth in Section 3.3(m) of the Disclosure Schedule, since the Effective Time, the Company has conducted its businesses only in the ordinary course and there has not been: (1) any damage, destruction or loss with respect to any property, assets or business of the Company that would constitute a Material Adverse Effect; (2) any purchase, sale or other disposition, or any agreement or other arrangement for the purchase, sale or other disposition, of any of the properties or assets of the Company; (3) any contingent liability incurred by the Company as guarantor or otherwise with respect to the obligations of others or any cancellation of any debt or claim owing to, or waiver of any right of the Company; (4) any Encumbrance or lien placed on any of the properties of the Company that remains in existence on the date this representation is made; (5) any payment or discharge of a material lien or liability of the Company that was not shown in the Balance Sheet or incurred in the ordinary course of business thereafter; (6) any declaration or payment of any dividend on or any other distribution made in respect of the Shares; (7) any change in the financial condition, properties, assets, liabilities, business or operations of the Company, which change by itself or in conjunction with all other such changes, has resulted in a Material Adverse Effect; or (8) any agreement or understanding for the Company to take any of the actions specified in sub-sections (1) through (7) above.

(n)  Claims. Except as set forth in Section 3.3(n) of the Disclosure Schedule, since the Effective Time, the Company has not canceled or waived any accounts receivable, claims or rights in excess of $250,000 in the aggregate.

(o) Related Arrangements. Except as set forth in Section 3.3(o) of the Disclosure Schedule, the Company is not a party to any contract or agreement with Seller or any of Seller’s or the Company’s Affiliates or any former or current officer or manager of the Company.

(p) No Other Business. The Company does not operate any business other than in relation to or in connection with the Production Sharing Contracts and the Contracts. The Company has no sales in or into, the United States of America.

        Section 3.4 No Required Consents. Except as disclosed in Section 3.4 of the Disclosure Schedule, no consent, approval, authorization, order, filing, notification, registration, qualification or waiver of or with any third party or, to Seller’s knowledge, any Governmental Authority, is required for the execution, delivery and performance by Seller of this Agreement or the completion of the transactions contemplated hereby.

        Section 3.5 Production Sharing Contracts. The Company owns 18.18% of the Contractor’s (as defined therein) interest in the Block 04/36 Production Sharing Contract and 23.08% of the Contractor’s (as defined therein) interest in the Block 05/36 Production Sharing Contract. The Production Sharing Contracts are in full force and effect with respect to the Company. Except as disclosed in Section 3.5 of the Disclosure Schedule, the Company’s interest in the Production Sharing Contracts are free and clear of any Encumbrances or burdens other than those created by the Production Sharing Contracts, applicable Law or any Contract. To Seller’s knowledge, the Company has not done any act or committed any default whereby the Production Sharing Contracts or the Company’s interest therein would reasonably be expected to be cancelled, terminated, encumbered, suspended, expropriated or seized, except as would not have a Material Adverse Effect. Notwithstanding anything to the contrary in this Section 3.5 or elsewhere in this Agreement, Seller does not represent that the Company will be able to take full advantage of its rights under the Production Sharing Contracts, that CNOOC (or its successor in interest) will perform its obligations under, or comply with the terms of, the Production Sharing Contracts, or that CNOOC (or its successor in interest) or any Chinese Governmental Authority will refrain from attempting to terminate the Production Sharing Contracts, or that CNOOC (or its successor in interest) or any Chinese Governmental Authority will refrain from attempting to apply varying terms or laws to the Production Sharing Contracts, the Contractor under the Production Sharing Contracts, or the Company.

        Section 3.6 Material Contracts. The Seller has delivered or caused to be delivered to the Purchaser true and complete copies of each Material Contract in its possession. The Company has and, to Seller’s knowledge, each of the other parties thereto has, complied with all of the material terms and provisions of the Material Contracts and neither the Company, nor to the knowledge of Seller, any other party, is in breach or default under any Material Contract, except as would not have a Material Adverse Effect. Except as disclosed in Section 3.6 of the Disclosure Schedule, to Seller’s knowledge, no Material Contract has expired or been terminated or cancelled. Other than the Material Contracts, the Company is not a party to any contracts:

(a) for the lease of real or personal property to or from any Person;

(b) for the purchase or sale of natural gas, liquid fuel or electric power or capacity, or for the furnishing or receipt of services relating thereto such as transportation services);

(c) for the purchase or sale or license of personal property or for the furnishing or receipt of services;

(d) with warranties still in effect in favor of the Company and/or Seller (and, in the case of Seller, relating to assets of, or services provided to, the Company);

(e) concerning a partnership or joint venture;

(f) under which the Company has incurred any debt or under which it has imposed an Encumbrance on any of its assets, tangible or intangible;

(g) that contains a covenant not to compete, in whole or in part, in any line of business or with any Person in any geographical area;

(h) with Seller or its Affiliates;

(i) for the employment of any individual on a full-time, part-time, consulting or other basis;

(j) for loans to directors, officers or employees;

(k) or collective bargaining agreements with any labor union or representative of employees.

(l) relating to any employee benefit plans, stock option plans, stock purchase plans, stock appreciation plans, profit sharing plans, bonus plans or arrangements, incentive awards plans, vacation policies, severance pay plans, deferred compensation agreements or arrangements, executive compensation or supplemental income arrangements;

(m) relating to swap, exchange or financial commodity futures transactions; or

(n) which were not entered into in the ordinary course of business or which are material to the business Company.

        Section 3.7 Capital Commitments. Except as disclosed in Section 3.7 of the Disclosure Schedule, as of the Execution Date, the Company has not received any authorization for expenditure and, to Seller’s knowledge, there are no outstanding contracts, commitments, or agreements to make capital expenditures which are binding on the Company’s interest in the Production Sharing Contracts which, in either case, Seller reasonably anticipates will require expenditures by the Company after the execution of this Agreement in excess of $500,000.

        Section 3.8 Production Imbalances. Except as disclosed in Section 3.8 of the Disclosure Schedule, as of the Effective Time, the Company had no obligation to deliver Hydrocarbon production (or cash in lieu thereof) from the Contract Area attributable to the Company’s interest in the Production Sharing Contracts to other owners of interests in the Contract Area as a result of past sales by the Company in excess of the share of production to which they were entitled.

        Section 3.9 Advance Sales and Prepayments. Except as disclosed in Section 3.9 of the Disclosure Schedule, all proceeds from the sale of Hydrocarbons attributable to the Company’s interest in the Production Sharing Contracts are currently being paid in full and no portion of such proceeds is currently being held in suspense by the purchaser thereof. Further, the Company is not obligated by virtue of a take or pay payment, advance payment, or other similar payment, to deliver Hydrocarbons, or proceeds from the sale thereof, attributable to the Company’s interest in the Production Sharing Contracts at some future time without receiving full payment therefore at or after the time of delivery.

        Section 3.10 Calls and Options. Except as disclosed in Section 3.10 of the Disclosure Schedule, no Person has any call upon, option to purchase, or similar right to obtain production from or attributable to the Company’s interest in the Production Sharing Contracts, other than the rights of existing production purchasers to continue taking production pursuant to the terms of existing production sales contracts (including renewals thereof).

        Section 3.11 Environmental. Except as set forth in Section 3.11 of the Disclosure Schedule, to Seller’s knowledge, the operation of the Assets and other activities conducted under the Contracts have not violated applicable Environmental Laws except as would not have a Material Adverse Effect. Except as set forth in Section 3.11 of the Disclosure Schedule, neither Seller nor the Company is aware of or has received, as of the date hereof:

            (a) any written order or directive under any Environmental Law from any Governmental Authority that requires any work, repairs, construction or capital expenditures with respect to the Assets, where such orders or directives have not been complied with in all material respects; or

            (b) any written demand or notice issued by any Governmental Authority with respect to the breach of an Environmental Law applicable to the Assets, which demand or notice remains outstanding on the date hereof.

To Seller’s knowledge, except with respect to the wells that have been identified to Purchaser as having been suspended and except as provided in the contracts set forth on Section 1.2(pp) of the Disclosure Schedule, there are no remaining obligations or liabilities to plug and abandon any wells that have been drilled pursuant to the Contracts and there are no obligations or liabilities in respect of decommissioning, dismantling, reclamation or restoration that have arisen as a result of activities conducted pursuant to the Contracts.

        Section 3.12 Financial Commitments Since Effective Time. Except as disclosed in Section 3.12 of the Disclosure Schedule and except for operating costs incurred in the ordinary course of business, there have been no outstanding approved budget items or authorizations for expenditure or other financial commitments respecting the Company’s interest in the Assets which have become due, or to which the Company has committed, since the Effective Time requiring individual expenditures of greater than $500,000.

        Section 3.13 Preferential Rights. Except as disclosed in Section 3.13 of the Disclosure Schedule, there are no preferential rights to purchase contained in the Material Contracts, or to Seller’s knowledge, any other preferential rights to purchase, in either case applicable to the transactions contemplated by this Agreement.

        Section 3.14 Litigation. Except as disclosed in Section 3.14 of the Disclosure Schedule, there is no claim, action, proceeding or investigation pending against Seller, the Company or, to Seller’s knowledge, relating to the Assets or threatened against Seller, the Company or relating to the Assets, before any court, arbitrator or Governmental Authority, or any judgment, decree or order of any court, arbitrator or Governmental Authority that, individually or in the aggregate: (a) is reasonably likely to result, or has resulted, in: (i) the institution of legal proceedings to prohibit or restrain the consummation of the transactions contemplated hereby; (ii) a claim against Purchaser or any of its Affiliates for damages as a result of Seller entering into this Agreement or the consummation of the transactions contemplated hereby; or (iii) a material impairment of the ability of Seller to perform its obligations under this Agreement; or (b) is reasonably likely to have a Material Adverse Effect.

        Section 3.15 Compliance with Laws. Except as disclosed in Section 3.15 of the Disclosure Schedule, to Seller’s knowledge, there is no uncured violation by the Company with respect to the Production Sharing Contracts of any applicable Law or judgment of any Governmental Authority in existence as of the Effective Time, except for violations or alleged violations that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect.

        Section 3.16 Taxes. To Seller’s knowledge, other than the U.S. federal income tax consolidated group of which Seller is the common parent corporation (the “Seller Group”), and the U.S. federal income tax consolidated group formed by the Company and its subsidiaries prior to the Company becoming a member of the Seller Group (the “Former Seller Group”), the Company is not and has not been a member of any consolidated, combined or unitary group of business entities for U.S. federal, state, or local Tax purposes and has no liability for the Taxes of any other person or group by contract. To Seller’s knowledge, each of the Company, the Seller Group, and the Former Seller Group has duly and timely: (a) filed all Tax Returns required to be filed by it prior to the Execution Date and such Tax Returns are true, complete and accurate in all material respects; (b) paid all Taxes (including installments) due and payable by it prior to the Execution Date, other than Taxes being contested in good faith; and (c) withheld and remitted to the appropriate Governmental Authorities all amounts required to be withheld by it in respect of the Tax liability of any other Person, and there are no claims pending or, to Seller’s knowledge, threatened by any Governmental Authority against the Company in respect of Taxes, except where the failure to file returns or pay or withhold Taxes would not have a Material Adverse Effect.

        Section 3.17 Agreements with Tax Authorities. Except as disclosed in Section 3.17 of the Disclosure Schedule, with respect to the ownership of and operations under the Production Sharing Contracts, the Company has not entered into any agreement, waivers or other arrangement with any Governmental Authority respecting Taxes payable by the Company or Tax Returns required to be filed by the Company.

        Section 3.18 Liability for Brokers’ Fees. Purchaser shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Seller, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation to an intermediary in connection with the negotiation, execution or delivery of this Agreement or any agreement or transaction contemplated hereby.

        Section 3.19 Insurance.

(a) Section 3.19 of the Disclosure Schedule sets forth a list and brief description of all policies of insurance currently held by or for the benefit of the Company, or any of its Affiliates on behalf of the Company, with respect to the business or operations of the Company and the Assets, true and correct copies of which policies, including all endorsements, have been, or will promptly after the date hereof be, furnished to Purchaser. Such insurance policies are in full force and effect. The execution of this Agreement and the consummation of the transactions contemplated hereby will not cause any such insurance policies to lapse, terminate or be canceled and will not result in any party thereto having the right to terminate or cancel such insurance policies; provided that the insurance policies maintained by Affiliates of the Company on behalf of the Company and its Assets shall not be transferred pursuant to this Agreement.

(b) All assets owned by the Company that are of an insurable nature have at all times been and are insured in amounts to the full replacement value thereof against such risks as are, in accordance with commercial best practices, normally insured against in the People’s Republic of China in the industry in which the Company operates or possesses such assets. Each of such insurances has been obtained from a well-established and reputable insurer. The Company has at all times been adequately covered against accident (including workplace accident for property and employees), third party, public liability and other risks normally covered by insurance taken out by companies carrying on the same type of business or having similar assets as the Company and nothing has been done or omitted to be done by or on behalf of the Company which would make any policy of insurance void or voidable or enable the insurers to avoid the same and there is no claim outstanding under any such policy and there are no facts or circumstances likely to give rise to such a claim or result in an increased rate of premium.

(c) All information furnished in obtaining or renewing the insurance policies of the Company was correct, full and accurate when given and any change in that information required to be given was correctly given. The Company is not in default under any of these policies.

(d) The Company has not suffered any uninsured losses or waived any rights of material or substantial value or allowed any insurances to lapse.

(e) There are no circumstances which would or might entitle the Company to make a claim under any of the Company’s insurance policies, or which would or might be required under any of the said policies to be notified to the insurer.

        Section 3.20 Warranties as to No Payments, Gifts or Loans. Neither the Company nor any of its Affiliates has made, with respect to the Shares, the Assets or the transactions contemplated by this Agreement, any offer, payment, promise to pay or authorization of the payment of any money, or any offer, gift, promise to give or authorization of the giving of anything of value, directly or indirectly, to or for the use or benefit of any official or employee of any Governmental Authority or public international organization or to or for the use or benefit of any political party, official, or candidate unless such offer, payment, gift, promise or authorization is authorized by applicable written Laws. Neither the Company nor any of its Affiliates has made any such offer, payment, gift, promise or authorization to or for the use or benefit of any other Person if the Company or such Affiliate knew, had a firm belief, or was aware that there was a high probability that the other Person would use such offer, payment, gift, promise or authorization for any of the purposes described in the preceding sentence. The foregoing warranties do not apply to any facilitating or expediting payment to secure the performance of routine government action.

        Section 3.21 Absence of Undisclosed Liabilities. To Seller’s knowledge, except for Liabilities that are disclosed in or arise under this Agreement and the Disclosure Schedule hereto, the Company has no Liabilities other than: (a) Liabilities reflected or reserved against in the Balance Sheet, or (b) Liabilities which have arisen in the ordinary course of business.

        Section 3.22 Copies of Documents. All documents purporting to be copies of originals provided to or caused to be provided by Seller or the Company to the Purchaser or its legal counsel, accountants or other representatives are true, correct and complete copies of the originals.

ARTICLE 4. REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller the following:

        Section 4.1 Existence and Qualification. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of Singapore.

        Section 4.2 Power. Purchaser has full corporate power and authority to enter into and perform this Agreement (and all documents required to be executed and delivered by Purchaser as set out herein) and to consummate the transactions contemplated by this Agreement (and such documents).

        Section 4.3 Authorization and Enforceability. The execution, delivery and performance of this Agreement (and all documents required to be executed and delivered by Purchaser as set out herein), and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action required under Purchaser’s organizational documents. This Agreement has been duly executed and delivered by Purchaser (and all documents required to be executed and delivered by Purchaser as set out herein will be duly executed and delivered by Purchaser), and this Agreement constitutes, and when executed and delivered such documents shall constitute, the valid and binding obligations of Purchaser, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

        Section 4.4 No Conflicts. The execution, delivery and performance of this Agreement by Purchaser, and the consummation of the transactions contemplated by this Agreement, will not: (a) violate any provision of the governing documents of Purchaser; (b) result in a default (with due notice or lapse of time or both) or the creation of any Encumbrance or give rise to any right of termination, cancellation or acceleration under any material note, bond, mortgage, indenture, license or agreement to which Purchaser is a party or by which it is bound; (c) violate any judgment, order, ruling, or regulation applicable to Purchaser as a party in interest; or (d) violate any Laws applicable to Purchaser or any of its assets, except any matters described in clauses (b), (c) or (d) above which would not have a material adverse effect on Purchaser or its properties.

        Section 4.5 Consents, Approvals or Waivers. The execution, delivery and performance of this Agreement by Purchaser will not be subject to any consent, approval or waiver from any Governmental Authority or other third Person except as set forth in Section 4.5 of the Disclosure Schedule.

        Section 4.6 Litigation. There are no outstanding judgments, orders, injunctions or decrees issued by any Governmental Authority or arbitrator specifically affecting Purchaser’s ability to perform its obligations under this Agreement, and there are no actions, suits or proceedings pending, or to Purchaser’s knowledge, threatened in writing before any Governmental Authority or arbitrator against Purchaser or any Affiliate of Purchaser which are reasonably likely to impair materially Purchaser’s ability to perform its obligations under this Agreement.

        Section 4.7 Financing. Purchaser has sufficient cash, available lines of credit or other sources of immediately available funds (in United States dollars) to enable it to pay the Closing Payment at Closing.

        Section 4.8 Securities Act. The Shares are being acquired for investment only and not with a view to any public distribution thereof, and Purchaser shall not offer to sell or otherwise dispose of any of the Shares in violation of any applicable registration requirements of the U.S. Securities Act of 1933 (the “Securities Act”), or any other applicable Law. Purchaser (i) understands that the Shares have not been registered under the Securities Act or under any state securities or blue sky laws, and, as a result, are subject to substantial restrictions on transfer; and (ii) acknowledges that the Shares must be held indefinitely unless subsequently registered under the Securities Act and any applicable state securities or blue sky laws, or sold or otherwise transferred pursuant to exemptions from registration under the Securities Act or such laws.

        Section 4.9 Warranties as to No Payments, Gifts or Loans. Neither Purchaser nor any of its Affiliates has made, with respect to the Shares, the Assets or the transactions contemplated by this Agreement, any offer, payment, promise to pay or authorization of the payment of any money, or any offer, gift, promise to give or authorization of the giving of anything of value, directly or indirectly, to or for the use or benefit of any official or employee of any Governmental Authority or public international organization or to or for the use or benefit of any political party, official, or candidate unless such offer, payment, gift, promise or authorization is authorized by applicable written Laws. Purchaser further warrants that neither it nor any of its Affiliates has made any such offer, payment, gift, promise or authorization to or for the use or benefit of any other Person if Purchaser or such Affiliate knew, had a firm belief, or was aware that there was a high probability that the other Person would use such offer, payment, gift, promise or authorization for any of the purposes described in the preceding sentence. The foregoing warranties do not apply to any facilitating or expediting payment to secure the performance of routine government action.

        Section 4.10 Review of Disclosed Data. Purchaser is experienced and sophisticated in the acquisition of oil and gas interests and is capable of independently evaluating the merits and risks of the purchase of the Shares and the Assets. Purchaser has been granted access to the Assets and certain consultants of the Company and the Records. Purchaser has familiarized itself with the Laws of the People’s Republic of China that are relevant to the business of the Company and all written information provided or made available to Purchaser by Seller or Seller’s representatives in connection with Purchaser’s investigation of the Company to the extent each regulates or affects the business of the Company. Purchaser was advised by independent counsel of its own choosing and such other Persons it deemed appropriate in connection with this Agreement, and Purchaser has relied solely on the basis of its own independent due diligence investigation of the Company and the Assets in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby. Purchaser is able to bear the economic risks of its acquisition of and ownership of the Shares.

        Section 4.11 Liability for Brokers’ Fees. Seller shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Purchaser, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation to an intermediary in connection with the negotiation, execution or delivery of this Agreement or any agreement or transaction contemplated hereby.

ARTICLE 5.  COVENANTS OF THE PARTIES

        Section 5.1 Access.From the Execution Date until the Closing Date, Seller shall cause the Company to give Purchaser and its representatives access to the Assets and access to and the right to copy, at Purchaser’s expense, the Records, each for the purpose of conducting an investigation of the Company, but only to the extent that the Company may do so without violating any obligations to any third Person and to the extent that the Company has authority to grant such access without breaching any restriction binding on the Company. Such access by Purchaser shall be limited to the Company’s normal business hours with reasonable advance notice, and Purchaser’s investigation shall be conducted in a manner that minimizes interference with the operations of the Company and the Assets. All information obtained by Purchaser and its representatives under this Section 5.1 shall be subject to the terms of the Confidentiality Agreement between Ultra and Purchaser dated July 2, 2007 (the “Confidentiality Agreement”).

        Section 5.2 Notification of Breaches

            (a) Until Closing, Purchaser shall notify Seller promptly after Purchaser obtains actual knowledge that any representation or warranty of Seller contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Seller prior to or on the Closing Date has not been so performed or observed in any material respect.

            (b) Until Closing, Seller shall notify Purchaser after Seller obtains actual knowledge that any representation or warranty of Purchaser contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Purchaser prior to or on the Closing Date has not been so performed or observed in any material respect.

            (c) If any of Purchaser’s or Seller’s representations or warranties is untrue or shall become untrue in any material respect between the Execution Date and the Closing Date, or if any of Purchaser’s or Seller’s covenants or agreements to be performed or observed prior to or on the Closing Date shall not have been so performed or observed in any material respect, but if such breach of representation, warranty, covenant or agreement shall (if curable) be cured by or before Closing without causing a Material Adverse Effect, then such breach shall be considered not to have occurred for all purposes of this Agreement.

        Section 5.3 Public Announcements. Until Closing, no Party, nor any of its Affiliates, shall make any press release or other public announcement regarding the existence of this Agreement, the contents hereof or the transactions contemplated hereby without the prior written consent of the other Party (which consent shall not be unreasonably withheld or delayed); provided, however, the foregoing shall not restrict disclosures by any Party or any of its Affiliates: (a) that are required by applicable securities or other Laws, court orders or the applicable rules of any stock exchange having jurisdiction over the disclosing Party or any of its Affiliates; or (b) to Governmental Authorities and third Persons holding preferential rights to purchase or similar rights, or rights of consent, that may be applicable to the transactions contemplated by this Agreement, as reasonably necessary to obtain waivers of such rights, or such consents.

        Section 5.4 Operation of Business. Except as provided in the current approved work program and budget under the JOAs, as otherwise set forth in Sections 3.7 and 3.12 to the Disclosure Schedule or upon the prior written consent of Purchaser, which consent shall not be unreasonably withheld, until Closing, Seller shall cause the Company to: (a) operate its business in the ordinary course; (b) not assign, transfer, terminate, amend, execute or extend any Material Contracts; (c) maintain insurance coverage on the Assets in the amounts and of the types presently in force; (d) use commercially reasonable efforts to maintain in full force and effect the Production Sharing Contracts; (e) maintain any Governmental Authorizations affecting the Assets which are held by the Company; (f) not transfer, sell, hypothecate, encumber or otherwise dispose of any Assets except for sales and dispositions of Hydrocarbons and Equipment made in the ordinary course of business; (g) notify Purchaser, and provide Purchaser with a copy of, as soon as reasonably practicable, any written notice, demand, citation or other communication received by the Company or Seller from any third Person (including any Governmental Authority) that is material to the operation and management of the Contracts; (h) not compromise, waive or settle any claim relating to the Assets; and (i) prior to any vote or decision to be taken by any committee under any Contract or any subcommittee of such committees, consult with Purchaser in relation to such vote or decision. Except as provided in the current approved work program and budget under the JOAs, as otherwise set forth in Sections 3.7 and 3.12 to the Disclosure Schedule or upon prior written notification to the Purchaser, until Closing, Seller shall cause the Company to not commit to any operation reasonably anticipated to require future capital expenditures by the Company in excess of $500,000. In the event of an emergency, Seller may cause the Company to take such action as a prudent operator would take and shall notify Purchaser of such action promptly thereafter.

        Section 5.5 Conduct of the Company. Seller shall not permit the Company to do any of the following without the prior written consent of the Purchaser: (a) amend its articles of incorporation or bylaws; (b) issue, redeem or otherwise acquire any Shares or issue any option, warrant or right relating to the Shares or any securities convertible into or exchangeable for any Shares or declare or pay any distribution (whether in cash, property or any combination thereof), except distributions of Excluded Assets and distributions that will be deducted from the Purchase Price as Intragroup Receipts; (c) incur or assume any liabilities, obligations or indebtedness for borrowed money or guarantee any such liabilities, obligations or indebtedness, other than accounts payable incurred in the ordinary course of business or Intragroup Advances or Intragroup Receipts; (d) lend to any Person (except as set forth in Section 5.5(i)) or make an equity investment in any other Person; (e) make any change in any method of accounting or accounting practice or policy other than those required by the Accounting Principles; (f) acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof; or otherwise acquire any assets (other than in the ordinary course of business) for an amount greater than $500,000; (g) enter into any lease of real property, except any renewals of existing leases in the ordinary course of business; (h) enter into any settlement of any issue with respect to any assessment or audit or other administrative or judicial proceeding with respect to Taxes; (i) make any loan to any Person other than: (A) accounts receivable in the ordinary course of business; (B) advances or cash call payments to the operator as required under applicable operating agreements (including the JOAs); (C) advances on behalf of co-owners for costs under applicable operating agreements (including the JOAs); or (D) other loans in the ordinary course of business; (j) waive, compromise, or settle any claim of the Company; (k) terminate or voluntarily relinquish any Governmental Authorization necessary for the conduct of the Company’s business or operations or which relates in any way to any Asset; (l) hire any employee or engage, or materially amend the terms of engagement of, any consultant, contractor or advisor other than in the ordinary course of business or where the term of any such engagement will not continue in effect after Closing; (m) enter into any settlement agreement with any Person in relation to any dispute arising after the Execution Date; or (n) agree to do any of the foregoing. Purchaser’s approval of any action restricted by this Section 5.5 shall not be unreasonably withheld or delayed and shall be considered granted within five (5) Business Days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in Seller’s notice) of Seller’s notice to Purchaser requesting such consent unless Purchaser notifies Seller to the contrary during that period.

        Section 5.6 Indemnity Regarding Access. Purchaser agrees to indemnify, defend and hold harmless Seller, the Company, all of its Affiliates, the other owners of interests in the Assets, and all such Persons’ directors, officers, employees, agents and representatives from and against any and all claims, liabilities, losses, costs and expenses (including court costs and reasonable attorneys’ fees), including claims, liabilities, losses, costs and expenses attributable to personal injury, death, or property damage, arising out of or relating to access to the Assets prior to Closing by Purchaser, its Affiliates, or its or their directors, officers, employees, agents or representatives, EXCEPT TO THE EXTENT CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF ANY INDEMNIFIED PERSON.

        Section 5.7 Consents and Preferential Rights. Promptly after the Execution Date, Seller shall cause the Company to prepare and send: (i) notices to the holders of any required consents to assignment, if any, that are set forth in Section 3.4 of the Disclosure Schedule requesting consents to the transactions contemplated by this Agreement; and (ii) notices to the holders of any applicable preferential rights to purchase, rights of first opportunity or similar rights, if any, that are set forth in Section 3.13 of the Disclosure Schedule in compliance with the terms of such rights and requesting waivers of such rights. Seller shall cause the Company to use commercially reasonable efforts to cause such consents to assignment and waivers of preferential rights to purchase or similar rights (or the exercise thereof) to be obtained and delivered prior to Closing, provided that neither Seller nor the Company shall be required to make payments or undertake obligations to or for the benefit of the holders of such rights in order to obtain the required consents and waivers. Upon Seller’s request, Purchaser shall reasonably cooperate with the Company in seeking to obtain such consents to assignment and waivers of preferential rights. Seller shall cause the Company to timely provide Purchaser with copies of all notices, consents and waivers obtained pursuant to in this Section 5.7.

        Section 5.8 Governmental Reviews. Seller and Purchaser shall each, and Seller shall cause the Company to, in a timely manner: (a) make all required filings, if any, and prepare applications to and conduct negotiations, with each Governmental Authority as to which such filings, applications or negotiations are necessary or appropriate in the consummation of the transactions contemplated hereby; and (b) provide such information as the other may reasonably request in order to make such filings, prepare such applications and conduct such negotiations. The Parties shall cooperate and use all reasonable efforts to assist each other with respect to such filings, applications and negotiations.

        Section 5.9 [Omitted]

        Section 5.10 Replacement of Bonds, Letters of Credit and Guarantees. The Parties understand that none of the bonds, letters of credit and guarantees, if any, posted by Seller or any Affiliate of Seller with any Governmental Authority or third Person and relating to the Company or the Assets are to be transferred to Purchaser. On or before Closing, Purchaser shall obtain, or cause to be obtained in the name of Purchaser, replacements for the bonds, letters of credit and guarantees set out in Section 5.10 of the Disclosure Schedule, to the extent such replacements are necessary to permit the cancellation of the bonds, letters of credit and guarantees posted by Seller or any Affiliate of Seller, or to consummate the transactions contemplated by this Agreement.

        Section 5.11 Further Assurances.

            (a) Purchaser and Seller shall use (and Seller shall cause the Company to use) their commercially reasonable efforts to (i) obtain (or cooperate with the other Party to obtain) all approvals, consents and waivers necessary or advisable for the consummation of the transactions contemplated by this Agreement, (ii) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement and (iii) cause the fulfillment at the earliest practicable date of all the conditions to their respective obligations to consummate the transactions contemplated by this Agreement. After Closing, each Party agrees to take such further actions and to execute, acknowledge and deliver all such further documents as are reasonably requested by the other Party for carrying out the purposes of this Agreement or of any document delivered pursuant to this Agreement.

             (b) No Party shall enter into any transaction (i) that would prevent such Party from obtaining an approval from a Governmental Authority that is required for such Party to consummate the transactions contemplated by this Agreement, or (ii) that would require or give rise to an additional waiting period or an investigation by a Governmental Authority or that would require an additional approval of a Governmental Authority, in each case with respect to the consummation of the transactions contemplated by this Agreement.

        Section 5.12 Permits. Seller shall cause the Permits described in Section 3.3(a)(i) of the Disclosure Schedule to be, as of the Closing Date, valid and in full force and effect. Seller and Purchaser will cooperate in good faith to determine if the Permits described in Section 3.3(a)(ii) of the Disclosure Schedule are reasonably necessary for the conduct of the Company’s business prior to Closing. If Seller and Purchaser conclude that any of such Permits are reasonably necessary, Seller will use all reasonable efforts to acquire such necessary Permits and cause them to be valid and in full force and effect on the Closing Date. If any of the Permits described in Section 3.3(a)(i) of the Disclosure Schedule or any of the Permits described in Section 3.3(a)(ii) of the Disclosure Schedule that are determined to be reasonably necessary for the conduct of the Company’s business are not, as of the Closing Date, valid and in full force and effect, Seller agrees to indemnify Purchaser for any costs, fees or penalties incurred by Purchaser in order to cause the Permits to be valid and in full force and effect subsequent to the Closing Date. The indemnification provided for herein shall not be limited to the amounts set forth in Section 10.1(e). If any other Permits are required for the operation of the Company’s business, Seller will cooperate with Purchaser in acquiring such Permits, but shall have no liability to Purchaser if such Permits are not acquired prior to or after the Closing Date, and the failure to acquire such Permits shall not be deemed a Material Adverse Effect as provided in Section 3.3(m).

ARTICLE 6. CONDITIONS TO CLOSING

        Section 6.1 Conditions of Seller to Closing. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction on or prior to Closing, or unconditional waiver by Seller in writing, of each of the following conditions:

        (a) Representations. The representations and warranties of Purchaser set forth in Article 4 shall be true and correct in all material respects, other than those representations and warranties of Purchaser that are qualified by materiality, which shall be true and correct in all respects, as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date, except representations and warranties which specifically relate to a particular date or period, which shall be true and correct as of such date or for such period;

        (b) Performance. Purchaser shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date;

        (c) No Action. On the Closing Date, there shall be no outstanding judgment, order, injunction or decree issued by a Governmental Authority or arbitrator enjoining or restraining the consummation of the transactions contemplated by this Agreement, nor shall any action, suit or other proceeding (excluding any such matter initiated by Seller or any Affiliate of Seller) be pending or threatened before any Governmental Authority or arbitrator seeking to enjoin or restrain the consummation of the transactions contemplated by this Agreement or recover substantial damages from Seller or any Affiliate of Seller resulting therefrom;

        (d) Consents and Waivers. All consents and approvals set forth in Section 3.4 of the Disclosure Schedule required for the transfer of the Shares from Seller to Purchaser as contemplated under this Agreement shall have been granted, and all preferential purchase rights, rights of first opportunity and similar rights set forth in Section 3.13 of the Disclosure Schedule shall have been waived, expired without exercise or, in the case of rights of first opportunity, resulted in an offer that was rejected by Seller in accordance with the terms of the right; provided, however, that if any preferential right described in Section 3.13 of the Disclosure Schedule is exercised with respect to the Block 04/36 Production Sharing Contract and not the Block 05/36 Production Sharing Contract, or vice-versa, the condition to closing set forth herein shall be deemed satisfied with respect to the portion of the Assets not acquired pursuant to the exercise of such preferential right; and

        (e) Delivery. Purchaser shall have delivered, or be prepared to deliver on the Closing Date, each item set forth in Section 7.3.

        Section 6.2 Conditions of Purchaser to Closing. The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction on or prior to Closing, or unconditional waiver by Purchaser in writing, of each of the following conditions:

(a) Representations. The representations and warranties of Seller set forth in Article 3 shall be true and correct in all material respects, other than those representations and warranties of Seller that are qualified by Material Adverse Effect or materiality, which shall be true and correct in all respects, as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date, except representations and warranties which specifically relate to a particular date or period, which shall be true and correct as of such date or for such period;

(b) Performance. Seller shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date;

(c) No Action. On the Closing Date, there shall be no outstanding judgment, order, injunction or decree issued by a Governmental Authority or arbitrator enjoining or restraining the consummation of the transactions contemplated by this Agreement, nor shall any action, suit or other proceeding (excluding any such matter initiated by Purchaser or any of its Affiliates) be pending or threatened before any Governmental Authority or arbitrator seeking to enjoin or restrain the consummation of the transactions contemplated by this Agreement or recover substantial damages from Purchaser or any Affiliate of Purchaser resulting therefrom;

(d) Consents and Waivers. All consents and approvals set forth in Section 3.4 of the Disclosure Schedule required for the transfer of the Shares from Seller to Purchaser as contemplated under this Agreement shall have been granted, and all preferential purchase rights, rights of first opportunity and similar rights set forth in Section 3.13 of the Disclosure Schedule shall have been waived, expired without exercise or, in the case of rights of first opportunity, resulted in an offer that was rejected by Seller in accordance with the terms of the right; provided, however, that if any preferential right described in Section 3.13 of the Disclosure Schedule is exercised with respect to the Block 04/36 Production Sharing Contract and not the Block 05/36 Production Sharing Contract, or vice-versa, the condition to closing set forth herein shall be deemed satisfied with respect to the portion of the Assets not acquired pursuant to the exercise of such preferential right; and

(e) Delivery. Seller shall have delivered, or be prepared to deliver on the Closing Date, each item set forth in Section 7.2.

ARTICLE 7. CLOSING

        Section 7.1 Time and Place of Closing. The consummation of the purchase and sale of the Shares contemplated by this Agreement (the “Closing”) shall, unless otherwise agreed to in writing by Purchaser and Seller, take place at the offices of Purchaser, 1 Maritime Square, #10-10, HarbourFront Center 099253, at 10:00 a.m., local time, on October 26, 2007, or if all conditions in Article 6 to be satisfied prior to Closing have not yet been satisfied or waived, as soon thereafter as such conditions have been satisfied or waived, subject to the provisions of Article 9. The date on which Closing occurs is referred to herein as the “Closing Date”.

        Section 7.2 Obligations of Seller at Closing. At Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Purchaser of its obligations pursuant to Section 7.3, Seller shall deliver or cause to be delivered to Purchaser, among other things, the following:

(a) original stock certificates representing all of the Shares, endorsed in blank or accompanied by duly executed assignment documents;

(b) certificates as to legal existence and good standing from the appropriate Governmental Authorities, dated on or about the Closing Date, as to the Company and Seller and qualification to do business in the jurisdictions in which it operates as to the Company;

(c) certified copies of the resolutions of the board of directors of the Seller approving the transactions contemplated in this Agreement, and authorizing the transfer of the Shares from the Seller to the Purchaser as contemplated in this Agreement;

(d) an officer’s certificate in a form reasonably satisfactory to Purchaser to the effect that each of the conditions set forth in Section 6.2 is satisfied in all respects;

(e) an original of a resolution of the Board of Directors of the Company terminating, rescinding and canceling all powers of attorney previously issued by the Company authorizing Persons to act on behalf of the Company;

(f) an original of the resignation of each member of the Board of Directors of the Company, which shall include such member’s waiver of all claims against the Company;

(g) an original of the notices of resignation of each member, representative, alternate representative or other appointee, as applicable, of the Company on all committees formed pursuant to any of the Contracts, and all subcommittees of each such committee;

(h) written evidence reasonably satisfactory to Purchaser of the appointment as new members of the Board of Directors of the Company of such Persons that Purchaser shall have identified in written notice to Seller at least ten (10) Business Days prior to the Closing Date, with such appointments to be effective as of Closing;

(i) an original of the Company’s notices of appointment of each replacement member, representative, alternate representative or other appointee, as applicable, of the Company on all committees formed pursuant to any of the Contracts, and all subcommittees of each such committee, in each case as notified by Purchaser to Seller at least ten (10) Business Days prior to the Closing Date, with such appointments to be effective as of Closing;

(j) a copy of each consent or waiver of preferential purchase rights made by the holders of any consent rights disclosed in Section 3.4 of the Disclosure Schedule, or any of the preferential purchase rights disclosed in Section 3.13 of the Disclosure Schedule;

(k) the corporate books and records of the Company;

(l) written evidence reasonably satisfactory to Purchaser of the termination of any tax indemnity, sharing, allocation or similar agreement or arrangement between Seller and/or any of its Affiliates and the Company; and

(m) written evidence reasonably satisfactory to Purchaser that Seller and the Company have caused all intercompany obligations of the Company to Seller or Seller to Company to be cancelled.

        Section 7.3 Obligations of Purchaser at Closing. At Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Seller of its obligations pursuant to Section 7.2, Purchaser shall deliver or cause to be delivered to Seller among other things, the following:

(a) the Closing Payment specified in Section 7.4 (a);

(b) certified copies of the resolutions of the board of directors of Purchaser approving the transactions contemplated by this Agreement and authorizing the purchase of the Shares from Seller as contemplated by this Agreement; and

(c) an officer’s certificate in a form reasonably satisfactory to Seller to the effect that each of the conditions set forth in Section 6.1 is satisfied in all respects.

        Section 7.4 Closing Payment and Post-Closing Purchase Price Adjustments.

(a) Not later than ten (10) Business Days prior to the Closing Date, Seller shall prepare and deliver to Purchaser, using and based upon the best information available to Seller, a preliminary settlement statement estimating the Adjusted Purchase Price after giving effect to all Purchase Price adjustments set forth in Section 2.2, as well as the bank name, account number and routing information for the account into which Seller desires Purchaser deposit the payment to be made by Purchaser at Closing pursuant to Section 7.3(a). The estimate delivered in accordance with this Section 7.4(a) shall constitute the dollar amount to be paid by Purchaser at the Closing (the “Closing Payment”).

(b) As soon as reasonably practicable after Closing but not later than the sixtieth (60th) day following the Closing Date, Purchaser shall prepare and deliver to Seller a statement setting forth the final calculation of the Adjusted Purchase Price and showing the calculation of each adjustment. Purchaser shall, at Seller’s request, supply reasonable documentation available to evidence any Intragroup Advances and Intragroup Receipts. Seller agrees to permit Purchaser and its representatives, during normal business hours, to have reasonable access to, and to examine and make copies of all books and records necessary to prepare the Adjusted Purchase Price. As soon as reasonably practicable, but not later than the thirtieth (30th) day following receipt of Purchaser’s statement hereunder, Seller shall deliver to Purchaser a written report containing any changes that Seller proposes be made to such statement. The Parties shall undertake to agree on the final statement of the Adjusted Purchase Price no later than one hundred twenty (120) days after the Closing Date. In the event that the Parties cannot reach agreement within such period of time, any Party may refer the remaining matters in dispute for resolution to an independent accounting firm mutually agreed to by the Parties (the “Independent Auditors”). The Independent Auditors’ determination shall be made within thirty (30) days after submission of the matters in dispute, shall be set forth in a written report delivered to the Parties and shall be final and binding on all Parties, without right of appeal. In determining the proper amount of any adjustment to the Purchase Price, the Independent Auditors shall not increase the Purchase Price more than the increase proposed by Seller nor decrease the Purchase Price more than the decrease proposed by Purchaser, as applicable. The Independent Auditors shall act as an expert for the limited purpose of determining the specific disputed matters submitted by the Parties and may not award damages or penalties to any Party with respect to any matter. Each Party shall bear its own legal fees and other costs of presenting its case. Seller shall bear one-half (½) of the costs and expenses of the Independent Auditors, and Purchaser shall bear one-half (½) of the costs and expenses of the Independent Auditors. Within ten (10) Business Days after the earlier of (i) the expiration of Seller’s thirty (30) day review period without delivery of any written report or (ii) the date on which the Parties or the Independent Auditors, as applicable, finally determines the Adjusted Purchase Price, (x) Purchaser shall pay to Seller (to Seller’s account as delivered to Purchaser pursuant to Section 7.4(a)) the amount by which the Adjusted Purchase Price exceeds the Closing Payment, or (y) Seller shall pay to Purchaser the amount by which the Closing Payment exceeds the Adjusted Purchase Price, as applicable. Any post-closing payment pursuant to this Section 7.4 shall bear interest from the Closing Date to the date of payment at the Agreed Interest Rate.

        Section 7.5 Casualty or Condemnation Loss. If, after the Execution Date but prior to Closing Date, any portion of the Assets is destroyed by fire or other casualty or is expropriated or taken in condemnation or under right of eminent domain, Purchaser shall nevertheless be required to close and Seller shall at Closing assign to Purchaser all rights to insurance and other claims against third parties, if any, with respect to the casualty or taking except insurance issued by or rights against Seller or its Affiliates. Notwithstanding the preceding, if the loss caused by such casualty or taking exceeds $25,000,000, Seller or Purchaser may, by notice to the other(s) within five (5) days of such casualty or taking (or, in the case of Purchaser, within five (5) Business Days of learning about such casualty or taking), but in no event later than one (1) Business Day prior to Closing, elect to terminate this Agreement under Section 9.1

        Section 7.6 Update of Disclosure Schedule.  Prior to the Closing Date, Seller may, at its option, update the Disclosure Schedule with additional disclosures that have arisen since the Execution Date. If Seller chooses to exercise such option, Seller shall provide such additional disclosures to Purchaser by written notice no later than three (3) Business Days prior to Closing. The additional disclosures delivered by Seller shall be deemed to be part of the Disclosure Schedule as delivered to Purchaser on the date of this Agreement for all purposes of this Agreement.

ARTICLE 8.  TAX MATTERS

Section 8.1 Liability for Taxes

(a) Except as set out in Section 8.1(b), Purchaser shall be liable for, and shall indemnify and hold harmless Seller and its Affiliates from and against, any Taxes imposed on or incurred by the Company attributable to any taxable period after the Effective Time; provided, however, that except for Purchaser’s indemnification obligations provided in this Article 8, Purchaser will have no obligation to reimburse Seller with respect to any U.S. federal income taxes imposed on the Seller Group or Former Seller Group.

(b) Seller shall be liable to reimburse Purchaser for any Taxes imposed on or incurred by the Company and attributable to any taxable period ending on or prior to the Effective Time (other than by retroactive or retrospective application), and the portion, determined as described in Section 8.1(c), of any such Taxes for any taxable period beginning prior to the Effective Time and ending after the Effective Time which is allocable to the portion of such period occurring prior to the Effective Time (the “Pre-Effective Time Period”) (other than by retroactive or retrospective application), but excluding any such Taxes that have been reflected as current accrued liabilities of the Company on the Balance Sheet; but only after Purchaser has used its reasonable efforts to mitigate and minimize such Taxes and to seek recovery of such Taxes or portions thereof from appropriate third parties, and then only to the extent that Purchaser has been unable to mitigate or minimize such Taxes or recover such Taxes or portions thereof from appropriate third parties. In addition to the foregoing, subject to Purchaser’s indemnification obligations as set forth in this Article 8, Seller shall be liable to reimburse Purchaser for any Taxes of the Seller Group or Former Seller Group that are imposed upon or required to be paid by the Company. Upon receipt of notice from Purchaser of such reimbursement amount, Seller shall within thirty (30) Business Days pay such amounts to Purchaser.

(c) Whenever it is necessary for purposes of this Agreement to determine the portion of any Taxes of or with respect to the Company for a taxable period beginning prior to and ending after the Effective Time which is allocable to the Pre-Effective Time Period or the period occurring on or after the Effective Time (the “Post-Effective Time Period”), the determination shall be made: (i) in the case of property, ad valorem or similar Taxes (which are not based on or measured by units of production of Hydrocarbons), by allocating all such Taxes on a per diem basis; (ii) in the case of franchise, capital or similar Taxes (which are not based on or measured by income or profit), by allocating all such Taxes on a per diem basis; and (iii) in the case of other Taxes, by assuming that each of the Pre-Effective Time Period and the Post-Effective Time Period constitutes a separate taxable period and by taking into account the actual taxable events occurring during each such period.

Section 8.2 Preparation and Filing of Tax Returns.

(a) With respect to each Tax Return for, by or with respect to the Company that is required to be filed on or before the Closing Date, Seller shall cause the Company to: (i) cause such Tax Return to be prepared; (ii) cause to be included in such Tax Return all items of income, gain, loss, deduction and credit or other items (collectively, “Tax Items”) required to be included therein; (iii) timely file or cause to be filed (assuming it has authority to do so) such Tax Return with the appropriate taxing authority; and (iv) subject to any right of indemnification under Section 8.1, pay the amount of Taxes shown to be due on such Tax Return. Purchaser shall not, without the prior written consent of Seller, file or cause to be filed an amended Tax Return with respect to any Tax Return required to be filed by the Company pursuant to this Section 8.2(a).

(b) With respect to each Tax Return for, by or with respect to the Company that is required to be filed after the Closing Date, Purchaser shall cause such Tax Return to be prepared, shall cause to be included in such Tax Return all Tax Items required to be included therein, and shall cause the Company to timely file such Tax Return with the appropriate taxing authority and shall timely pay the amount of Taxes shown to be due on such Tax Return.

(c) Any Tax Return to be prepared pursuant to the provision of this Article 8 shall be prepared in a manner consistent with tax accounting practices and interpretations followed in prior years with respect to similar Tax Returns, except for changes required by changes in Law.

        Section 8.3 Allocation Arrangements. Effective as of the Closing Date, any tax indemnity, sharing, allocation or similar agreement or arrangement that may be in effect prior to the Closing Date between Seller and the Company, shall be extinguished in full, and any liabilities or rights existing under any such agreement or arrangement shall cease to exist and shall no longer be enforceable.

Section 8.4 Access to Information.

(a) Seller shall grant to Purchaser access at all reasonable times to all of the information, books and records relating to the Company within the possession of Seller (including work papers and correspondence with taxing authorities, but excluding Excluded Records), and shall afford Purchaser the right (at Purchaser’s expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to permit Purchaser to prepare Tax Returns, to conduct negotiations with Tax authorities, and to implement the provisions of, or to investigate or defend any claims between the Parties arising under, this Article 8; provided that such information, books and records, and extracts therefrom, shall be maintained as strictly confidential, unless otherwise required by applicable Laws, Governmental Authority, stock exchange regulations or legal proceedings.

(b) Purchaser shall grant Seller access at all reasonable times to all of the information, books and records relating to the Company within the possession of Purchaser or the Company (including work papers and correspondence with taxing authorities), and shall afford Seller the right (at Seller’s expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to permit Seller to prepare Tax Returns, to conduct negotiations with Tax authorities, and to implement the provisions of, or to investigate or defend any claims between the Parties arising under, this Article 8; provided that such information, books and records, and extracts therefrom, shall be maintained as strictly confidential unless otherwise required by applicable Laws, Governmental Authority, stock exchange regulations or legal proceedings.

(c) Each of Seller and Purchaser shall preserve and retain all schedules, work papers and other documents in its possession directly relating to any Tax returns of, or with respect to, the Company or to any tax claims, tax audits or other tax proceedings affecting the Company, until the expiration of the statute of limitations (including extensions) applicable to the taxable period to which such documents relate or until the final determination of any controversy with respect to such taxable period, and until the final determination of any payments that may be required with respect to such taxable period under this Agreement.

        Section 8.5 Tax Proceedings. In the event Purchaser, the Company, or any of their Affiliates receives notice of any examination, claim, adjustment or other proceeding with respect to the liability of the Company for Taxes for any taxable period for which Seller is or may be liable under Section 8.1, Purchaser shall, within ten (10) days, notify Seller in writing thereof and Seller shall be entitled, at its option and at its expense, to control or settle the contest of such examination, claim, adjustment or other proceeding. The Parties shall cooperate with each other, and with their respective Affiliates, and will consult with each other in the settlement of any proceeding described in this Section 8.5 that could affect the others. Purchaser will provide, or cause to be provided, to Seller and its Affiliates necessary authorizations, including powers of attorney, to control any such proceeding.

        Section 8.6 Indemnification Procedures. Any indemnification claims pursuant to this Article 8 shall be asserted and resolved in accordance with the terms of Section 10.2, which shall be deemed to be incorporated herein by reference, mutatis mutandis.

        Section 8.7 Refunds. Purchaser agrees to pay to Seller any Tax Refund (whether by payment, credit, offset or otherwise, and together with any interest thereon) received after the Closing Date by Purchaser or its Affiliates, including the Company, in respect of any Taxes for which Seller is liable under Section 8.1. For a period of eighteen (18) months from the Closing Date, Purchaser shall reasonably cooperate with Seller and its Affiliates (at Seller’s cost) in order to take all necessary steps to claim any such Tax Refund; provided, however, that with respect to any Export Levy Refund or Special Profit Charge Refund, such period of cooperation shall be for five (5) years from the Closing Date; and provided further that Purchaser shall not be required to take any actions that reasonably would result in additional Tax liability being imposed on the Purchaser or its Affiliates for which Seller is not obligated to indemnify hereunder. Any such Tax Refund received by Purchaser or its Affiliates or the Company shall be paid to Seller within thirty (30) Business Days after such Tax Refund is received.

        Section 8.8 Sales or Use Tax, Recording Fees and Similar Taxes and Fees. Purchaser shall bear any sales, use, excise, real property transfer or gain, gross receipts, goods and services, registration, capital, documentary, stamp or transfer Taxes, recording fees and similar Taxes and fees incurred and imposed upon, or with respect to, the property transfers or other transactions contemplated hereby. If such transfers or transactions are exempt from any such taxes or fees upon the filing of an appropriate certificate or other evidence of exemption, Purchaser shall timely furnish to Seller such certificate or evidence.

        Section 8.9 Section 338(h)(10) Election.

(a) Purchaser and Seller shall make timely and effective joint elections (the “Section 338(h)(10) Elections”) under Section 338(h)(10) of the Code with regard to the purchase of the Shares. At Closing, Purchaser and Seller shall execute a properly completed IRS Form 8023 (Elections Under Section 338 for Corporations Making Qualified Stock Purchases) making the Section 338(h)(10) Election and Purchaser shall file such IRS Form 8023 with the IRS on a timely basis following the Closing Date.

(b)  Purchaser and Seller agree to allocate the Adjusted Purchase Price (together with any assumed liabilities and other items required to be taken into account by the Code) among the assets of the Company as set forth on Section 8.9 of the Disclosure Schedule (the “Asset Allocation”). The Asset Allocation shall be reflected on the appropriate Section 338 Forms (as defined below). The Asset Allocation shall be used for purposes of determining the aggregate deemed sales price and adjusted grossed-up basis under the applicable Treasury Regulations and in reporting the deemed sale of assets of the Company in connection with the Section 338(h)(10) Elections. Purchaser, Seller and their respective Affiliates hereby agree that they will report the federal, state, foreign and other tax consequences of the transactions contemplated by this Agreement in a manner consistent with the Section 338(h)(10) Elections and the Asset Allocation.

(c)  Purchaser shall be responsible for the preparation of all forms and documents required in connection with the Section 338(h)(10) Elections. Purchaser, Seller and their respective Affiliates shall timely file all forms required to be filed to make the Section 338(h)(10) Elections and shall provide each other with evidence that such filings have been made. Seller and/or its Affiliates shall execute and deliver to Purchaser such documents or forms consistent with the Asset Allocation (including Section 338 Forms, as defined below) as Purchaser shall request or as are required by applicable Law for an effective Section 338(h)(10) Election. “Section 338 Forms” shall mean all returns, documents, statements, and other forms that are required to be submitted to any federal, state, county or other local taxing authority in connection with a Section 338(h)(10) Election, including any “statement of Section 338 election” and Internal Revenue Service Forms 8023 and 8883 (together with any schedules or attachments thereto) that are required pursuant to the Treasury Regulations.

(d)  Purchaser shall indemnify Seller from and against any increase in Taxes payable by Seller due to the Section 338(h)(10) Elections. The indemnification shall be in an amount equal to the quotient of (i) the Taxes paid by Seller with respect to the sale of the Shares with the Section 338(h)(10) Election minus the taxes which would have been paid by the Seller with respect to the sale of the Shares without the Section 338(h)(10) Elections, divided by (ii) 1 minus the sum of the federal income tax rate on capital gains plus the state income tax rate on capital gains plus the local income tax rate on capital gains applicable to Seller at the time indemnification payments are made under this Section 8.9(d). For purposes of calculating the amount of Taxes payable by Seller or which would have been payable by Seller had the election not been made, such amounts will be calculated without regard to tax attributes or then-current year taxable income or loss attributable to any member of the Seller Group (other than the Company). For avoidance of doubt, if a member of the Seller Group (other than the Company) has tax deductions which reduce the taxes payable by the Seller, then such deduction shall not be used in calculating taxes payable by the Seller for purposes of this Section. Purchaser shall indemnify Seller within thirty (30) days following Purchaser’s receipt of the submission by Seller to Purchaser of written calculations of the indemnification amount, supported by either (i) the actual tax returns of Seller, (ii) assessment of taxes by any Governmental Authority, or (iii) the Section 338 Forms and a calculation of the Company’s adjusted tax basis of its properties certified by an officer of the Seller and pro forma calculations of taxes which Seller would have paid with respect to the sale of the Shares without the Section 338(h)(10) Elections. Purchaser’s indemnification obligation under this Section 8.9(d) shall survive Closing and continue in effect until ninety (90) days following the expiration of the statute of limitations on all federal, state and local Taxes for any and all years in which payments of Adjusted Purchase Price are made under this Agreement. Purchaser’s indemnification obligations under this Section 8.9(d) shall not be subject to and shall not be limited by Article X.

ARTICLE 9.  TERMINATION AND AMENDMENT

        Section 9.1 Termination. This Agreement may be terminated at any time prior to Closing: (a) by the mutual prior written consent of the Parties, or the prior written agreement of Purchaser and the Seller; (b) by either Seller or Purchaser by notice to the other pursuant to Section 7.5; or (c) by either Seller or Purchaser by notice to the other if Closing has not occurred on or before one hundred eighty (180) days from the date of this Agreement or such other date as may be agreed to in writing by the Parties, provided, however, that no Party shall be entitled to terminate this Agreement under this Section 9.1(c) if Closing has failed to occur because such Party negligently or willfully failed to perform or observe in any material respect its covenants and agreements hereunder.

        Section 9.2 Effect of Termination. If this Agreement is terminated pursuant to Section 9.1, this Agreement shall become void and of no further force or effect (except for the provisions of Article 10 and provided that all confidentiality provisions contained herein and in the Confidentiality Agreement shall survive termination). In the event of termination of this Agreement by Purchaser under Section 9.1(c) due to non-satisfaction of a closing condition set out in Section 6.2, Seller shall have no liability whatsoever to Purchaser, notwithstanding anything to the contrary in this Agreement. In the event of termination of this Agreement by Seller under Section 9.1(c) due to non-satisfaction of a closing condition set out in Section 6.1, Purchaser shall have no liability whatsoever to Seller, notwithstanding anything to the contrary in this Agreement. Termination of this Agreement by either Party under Section 9.1(c) shall not relieve the other Party from liability for any willful or negligent failure to perform or observe in any material respect any of its agreements or covenants contained herein that are to be performed or observed at or prior to Closing, and in such event, the first-mentioned Party shall be entitled to all remedies available at law or in equity, and shall be entitled to recover court costs, attorneys’ fees and any other relief to which such Party may be entitled.

ARTICLE 10. INDEMNIFICATION; LIMITATIONS

        Section 10.1 Indemnification.

(a) From and after Closing, Purchaser shall indemnify, defend and hold harmless Seller from and against all Damages:

(i) caused by or arising out of or resulting from the condition, ownership, use or operation of the Assets or ownership of any of the Shares, whether before or after the Effective Time or the Closing Date (unless such Damages are the result of a breach of a representation or warranty by Seller as set forth in Section 10.1(e));

(ii) caused by or arising out of or resulting from Purchaser’s breach of any of Purchaser’s covenants or agreements contained in Article 5; or

(iii) caused by or arising out of or resulting from any breach of any representation or warranty made by Purchaser contained in Article 4 or in the certificate delivered by Purchaser at Closing pursuant to Section 7.3(c);

EXCEPT TO THE EXTENT SUCH DAMAGES ARE CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF ANY INDEMNIFIED PERSON.

(b) Except as provided for in Section 10.1(e), Purchaser releases, remises and forever discharges Seller and its Affiliates and all such Persons’ stockholders, officers, directors, trustees, employees, agents, advisors and representatives from any and all suits, legal or administrative proceedings, claims, demands, damages, losses, costs, liabilities, interest or causes of action whatsoever, at law or in equity, known or unknown, which Purchaser might now or subsequently may have, based on, relating to or arising out of this Agreement, the Shares of the Company or the Company’s ownership, use or operation of the Assets or the condition of the Assets, including any rights under insurance policies issued or underwritten by Seller or any of its Affiliates and any rights under agreements between the Company and Seller or any other Affiliate of the Company. Notwithstanding the foregoing, Purchaser and its heirs, legal representatives, successors and assignees retain, and do not release, their rights and interests under this Agreement and any documents to be delivered as set out herein.

(c) “Damages”, for purposes of this Agreement, shall mean the amount of any actual liability, loss, cost, expense, claim, award or judgment incurred or suffered by any Indemnified Person arising out of or resulting from the indemnified matter, whether attributable to personal injury or death, property damage, contract claims, torts or otherwise including reasonable fees and expenses of attorneys, consultants, accountants or other agents and experts reasonably incident to matters indemnified against, and the costs of investigation and/or monitoring of such matters, and the costs of enforcement of the indemnity; provided, however, that no Party shall be entitled to indemnification under this Section 10.1 for, and “Damages” shall not include: (i) any loss of profits, other indirect or consequential damages, special damages, exemplary damages or punitive damages except those payable to third Persons; or (ii) any liability, loss, cost, expense, claim, award or judgment to the extent resulting from or increased by the actions or omissions of any Indemnified Person after the Closing Date.

(d) The indemnities to which each Party is entitled under this Section 10.1 shall be for the benefit of and extend to such Party’s present and former Affiliates, and all of its respective directors, officers, employees and agents. Any claim for indemnity under this Section 10.1 by any such Affiliate, director, officer, employee or agent must be brought and administered by the relevant Party on behalf of such Indemnified Person. No Indemnified Person other than a Party hereto shall have any rights against any Party under the terms of this Section 10.1 except as may be exercised on its behalf by the relevant Party pursuant to this Section 10.1(d). A Party may elect to exercise or not exercise indemnification rights under this Section on behalf of the other Indemnified Persons affiliated with it in its sole discretion and shall have no liability to any such other Indemnified Person for any action or inaction under this Section.

(e) Subject to the limitations provided in this Section 10.1 and Section 10.3, in the event Seller breaches any of its representations and warranties contained in Sections 3.2 through 3.22 herein or in the certificate delivered by Seller at Closing pursuant to Section 7.2(d), or breaches any of its covenants and agreements contained in Article 5, and, provided that Purchaser makes a written claim for indemnification against Seller pursuant to Section 10.2 below within the survival period, then Seller shall be obligated to indemnify Purchaser from and against the entirety of any Damages Purchaser may suffer resulting from, arising out of, relating to, in the nature of, or caused by the breach (or the alleged breach); provided, however, (A) that Seller shall not have any obligation to indemnify Purchaser from and against any Damages resulting from, arising out of, relating to, in the nature of, or caused by the breach of any representation or warranty of Seller contained in Sections 3.2 through 3.22 (except for Section 3.16) until the Purchaser shall have suffered Damages by reason of all such breaches in excess of a $500,000 aggregate threshold (at which point Seller will be obligated to indemnify Purchaser from and against all such Damages), and (B) that the aggregate liability of the Seller under this Section 10.1(e) with respect to the representations and warranties contained in Sections 3.4 through 3.22 shall not exceed fifteen percent (15%) of the Adjusted Purchase Price and with respect to all other Damages shall not exceed the Adjusted Purchase Price. For the avoidance of doubt, all materiality qualifications contained in any of the representations and warranties made in Article 3 or Article 4 of this Agreement, and/or any document required to be executed and delivered as set out herein, including the term “Material Adverse Effect” will be taken into account in this Article 10 solely for purposes of determining whether a breach or violation of such representation or warranty has occurred for which an indemnity obligation exists. Without limiting the generality of the foregoing, all such materiality qualifications will be ignored and not given effect for the purposes of determining the amount of Damages for any such breach or violation.

        Section 10.2 Indemnification Actions. All claims for indemnification under Section 10.1 shall be asserted and resolved as follows:

(a) To make claim for indemnification under Section 10.1, an Indemnified Person shall notify the Purchaser or Seller, as applicable (the “Indemnifying Person”) of its claim, including the specific details of and specific basis under this Agreement for its claim (the “Claim Notice”). In the event that the claim for indemnification is based upon a claim by a third Person against the Indemnified Person (a “Claim”), the Indemnified Person shall provide its Claim Notice promptly after the Indemnified Person has actual knowledge of the Claim and shall enclose a copy of all papers (if any) served with respect to the Claim; provided that the failure of any Indemnified Person to give notice of a Claim as provided in this Section 10.2 shall not relieve the Indemnifying Person of its obligations under Section 10.1 except to the extent such failure materially prejudices the Indemnifying Person's ability to defend against the Claim.

(b) In the case of a claim for indemnification based upon a Claim, the Indemnifying Person shall have thirty (30) days from its receipt of the Claim Notice to notify the Indemnified Person whether it admits or denies its obligation to defend the Indemnified Person against such Claim under this Article 10. If the Indemnifying Person does not notify the Indemnified Person within such thirty (30) day period regarding whether Purchaser admits or denies its obligation to defend the Indemnified Person, the Damages for which the Indemnified Person is seeking indemnity shall be conclusively deemed a liability of the Indemnifying Person hereunder. The Indemnified Person is authorized, prior to and during such thirty (30) day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Person and that is not prejudicial to the Indemnifying Person.

(c) If the Indemnifying Person admits its obligation to indemnify the Indemnified Person, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Claim. The Indemnifying Person shall have full control of such defense and proceedings, including any compromise or settlement thereof. If requested by the Indemnifying Person, the Indemnified Person agrees to cooperate in contesting any Claim which the Indemnifying Person elects to contest (provided, however, that the Indemnified Person shall not be required to bring any counterclaim or cross-complaint against any Person). The Indemnified Person may participate in, but not control, any defense or settlement of any Claim controlled by the Indemnifying Person pursuant to this Section 10.2(c). The Indemnifying Person shall not, without the written consent of the Indemnified Person, such consent not to be unreasonably withheld, settle any Claim or consent to the entry of any judgment with respect thereto that: (i) does not result in a final resolution of the Indemnified Person’s liability with respect to the Claim (including, in the case of a settlement, an unconditional written release of the Indemnified Person from all liability in respect of such Claim); or (ii) may materially and adversely affect the Indemnified Person (other than as a result of money damages covered by the indemnity).

(d) If the Indemnifying Person does not admit its obligation to indemnify the Indemnified Person or admits its obligation but fails to diligently defend or settle the Claim, the Indemnified Person shall have the right to defend against the Claim (at the sole cost and expense of the Indemnifying Person, if the Indemnified Person is entitled to indemnification hereunder), with counsel of the Indemnified Person’s choosing, subject to the right of the Indemnifying Person to admit its obligation to indemnify the Indemnified Person and assume the defense of the Claim at any time prior to the settlement or the final determination thereof. If the Indemnifying Person has not yet admitted its obligation to indemnify the Indemnified Person, the Indemnified Person shall send written notice to the Indemnifying Person of any proposed settlement and the Indemnifying Person shall have the option for ten (10) days following receipt of such notice to: (i) admit in writing its obligation for indemnification with respect to such Claim; and (ii) if its obligation is so admitted, assume the defense of the Claim, including the power to reject the proposed settlement. If the Indemnified Person settles any Claim over the objection of the Indemnifying Person after the Indemnifying Person has timely admitted its obligation for indemnification in writing and assumed the defense of the Claim, the Indemnified Person shall be deemed to have waived any right to indemnity for such Claim hereunder.

(e) In the case of a claim for indemnification not based upon a Claim, the Indemnifying Person shall have thirty (30) days from its receipt of the Claim Notice to: (i) cure the Damages complained of; (ii) admit its obligation to indemnify the Indemnified Person for such Damages; or (iii) dispute the Indemnified Person’s claim for such Damages. If the Indemnifying Person does not notify the Indemnified Person within such thirty (30) day period that it has cured the Damages or that it disputes the claim for such Damages, the amount of such Damages shall conclusively be deemed an obligation of the Indemnifying Person hereunder.

Section 10.3 Limitation on Actions.

(a) All of the representations and warranties of the Parties contained in this Agreement shall survive Closing and continue in full force and effect for a period of eighteen (18) months thereafter; provided, however, that the representations and warranties in Sections 3.1, 3.2(a)-(c), 3.2(e), 3.3(a)-(b), 3.3(d)-(p), 3.16, 4.1, 4.2, 4.3 and 4.5 through 4.11 shall survive without limitation as to time. Covenants shall survive Closing in accordance with their terms and any covenants or agreements contained in this Agreement that by their terms are to be performed after Closing shall survive until fully discharged. Notwithstanding the foregoing, there shall be no termination of any bona fide claim asserted by Seller pursuant to this Agreement with respect to a representation, warranty, covenant or agreement of Purchaser prior to its expiration date.

(b) The indemnities in Sections 10.1(a)(ii), 10.1(a)(iii) and 10.1(e) shall terminate as of the termination date of each respective representation, warranty, covenant or agreement that is subject to indemnification, except in each case as to matters for which a specific written claim for indemnity has been delivered to the Indemnifying Party on or before such termination date. The indemnity in Section 10.1(a)(i) shall continue without time limit.

(c) The amount of any Damages for which an Indemnified Person is entitled to indemnity under this Article 10 shall be reduced by the amount of insurance proceeds realized by the Indemnified Person or its Affiliates with respect to such Damages (net of any collection costs, and excluding the proceeds of any insurance policy issued or underwritten by the Indemnified Person or its Affiliates).

Section 10.4 Exclusive Remedy.

The indemnification provisions of this Article 10 and Section 8.9 shall, following Closing, be the sole remedy for the parties hereto for enforcement of the provisions of this Agreement, including claims for any breach, default or other violation of the terms of this Agreement.

ARTICLE 11. MISCELLANEOUS

        Section 11.1 Limitation on Damages. No Party or any Affiliate of a Party shall be entitled to indirect or consequential damages, special damages, exemplary damages or punitive damages in connection with this Agreement and the transactions contemplated hereby, except those payable to third Persons for which responsibility is allocated among the Parties under this Agreement, and each Party, for itself and on behalf of its Affiliates, hereby expressly waives any right to indirect or consequential damages, special damages, exemplary damages or punitive damages in connection with this Agreement and the transactions contemplated hereby.

        Section 11.2 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement.

        Section 11.3 Notices. All notices that are required or may be given pursuant to this Agreement shall be sufficient in all respects if given in writing, in English and delivered personally, by facsimile or by recognized courier service, as follows:

If to Seller:	UP Energy Corporation 363 North Sam Houston Parkway East, Houston, Texas 77060 Attention: Marshall D. Smith Telephone: 281.876.0120 Facsimile: 281.876.2831

With a copy to (which shall not
constitute notice):	Haynes and Boone, LLP 1221 McKinney Street, Suite 2100 Houston, Texas 77010-2007 Attention: George G. Young III Telephone: 713.547.2081 Facsimile: 713.236.5699

If to Purchaser:	SPC E&P (China) Pte. Ltd. 1 Maritime Square, #10-10 HarbourFront Center Singapore 099253 Attention: Brian K. Boslaugh Telephone: (65) 6276.6006 Facsimile: (65) 6271.1829

With a copy to (which shall not
constitute notice):	SPC E&P (China) Pte. Ltd. 1 Maritime Square, #10-10 HarbourFront Center Singapore 099253 Attention: Helen Chong/Sharon Pang Telephone: (65) 6276.6006 Facsimile: (65) 6271.1963

With a copy to (which shall not
constitute notice):	Vinson & Elkins LLP No. 149 Yan Qing Road Shanghai P.R. China 200031 Attention: David M. Blumental Telephone: (86) 21.6474.8088 Facsimile: (86) 21.6474.8099

A Party may change its address for notice by notice to the other Party in the manner set forth above. All notices shall be deemed to have been duly given at the time of receipt by the Party to which such notice is addressed.

        Section 11.4 Expenses. Except as provided in Section 8.8, all expenses incurred by a Party in connection with or related to the authorization, preparation or execution of this Agreement, and the Exhibits and Schedules hereto and thereto, and all other matters related to Closing, including all fees and expenses of counsel, accountants and financial advisers employed by such Party, shall be borne solely and entirely by such Party.

        Section 11.5 Records.

            (a) No later than thirty (30) Business Days after the Closing Date, Seller shall deliver or cause to be delivered to Purchaser any Records that are in the possession of Seller or its Affiliates, subject to Section 11.5(b).

            (b)  Seller may retain the originals of those Records relating to Tax and accounting matters or ongoing litigation, if any, and provide Purchaser with copies thereof. Seller may retain copies of any other Records.

            (c) Purchaser, for a period of seven (7) years following the Closing Date, shall: (i) retain the Records existing as of the Closing Date; and (ii) provide Seller and its Affiliates upon request with reasonable access to the Records during normal business hours for review and copying at Seller’s expense.

        Section 11.6 Governing Law. This Agreement and the legal relations between the Parties shall be governed by and construed in accordance with the Laws of the State of New York, USA, without regard to principles of conflicts of laws that would direct the application of the Laws of another jurisdiction.

        Section 11.7 Arbitration. It is agreed, as a severable and independent arbitration agreement separately enforceable from the remainder of this Agreement, that any dispute, controversy or claim arising out of or in relation to or in connection with this Agreement (other than a dispute, controversy or claim arising out of or in relation to or in connection with the calculation of the Adjusted Purchase Price, which shall be resolved in accordance with Section 7.4(b)), including any dispute as to the construction, validity, interpretation, enforceability, or breach of this Agreement, shall be exclusively and finally settled by arbitration in accordance with this Section 11.7. Any Party may submit such a dispute, controversy or claim to arbitration by notice to the other Parties and the administrator for the London Court of International Arbitration (“LCIA”). The arbitration proceedings shall be conducted in London, England in accordance with the Rules of the LCIA (“LCIA Rules”) as in effect on the Execution Date. The arbitration shall be heard and determined by three (3) arbitrators. Seller shall appoint one (1) arbitrator and Purchaser shall appoint one (1) arbitrator within twenty (20) days of the submission of the notice of arbitration. The Party-appointed arbitrators shall in turn appoint a presiding arbitrator for the tribunal within twenty (20) days following the appointment of the second Party-appointed arbitrator. If the Party-appointed arbitrators cannot reach agreement on a presiding arbitrator for the tribunal and/or Seller or Purchaser fails to appoint its Party-appointed arbitrator within the applicable period, the LCIA shall act as appointing authority to appoint an independent arbitrator with at least ten (10) years experience in the legal and/or commercial aspects of the petroleum industry. None of the arbitrators shall have been an employee of or consultant to any Party or any of its Affiliates within the five (5) year period preceding the arbitration, or have any financial interest in the dispute, controversy or claim. All decisions of the arbitral tribunal shall be by majority vote. The arbitration shall be conducted in the English language. The arbitrators may not award indirect or consequential damages, special damages, exemplary damages or punitive damages, other than those payable to third Persons for which responsibility is being allocated among the Parties, and consequential damages permissible under Section 9.2. Each Party shall pay its own expenses in connection with the arbitration, but the compensation and expenses of the arbitrators as well as any fees payable to the LCIA in connection with such arbitration shall be borne in such manner as may be specified in the arbitral award. Privileges protecting attorney-client communications and attorney work product from compelled disclosure or use in evidence, as recognized by the courts of the State of New York, shall apply to and be binding in any arbitration proceeding conducted under this Section 11.7.

        Section 11.8  Captions. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

        Section 11.9  Waivers. Any failure by any Party to comply with any of its obligations, agreements or conditions herein contained may be waived by the Party or Parties to whom such compliance is owed by an instrument signed by the Party or Parties to whom compliance is owed and expressly identified as a waiver, but not in any other manner. No waiver of, or consent to a change in, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in, other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

        Section 11.10 Assignment. No Party shall assign or otherwise transfer all or any part of this Agreement, nor shall any Party delegate any of its rights or duties hereunder, without the prior written consent of the other Parties, and any transfer or delegation made without such consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns.

        Section 11.11 Entire Agreement. The Confidentiality Agreement, this Agreement, the Exhibits and Schedules attached hereto and the documents to be executed hereunder constitute the entire agreement among the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof.

        Section 11.12 Amendment. This Agreement may be amended or modified only by an agreement in writing signed by all of the Parties and expressly identified as an amendment or modification.

        Section 11.13 No Third-Person Beneficiaries. Nothing in this Agreement shall entitle any Person other than the Parties to any claim, cause of action, remedy or right of any kind, except the rights expressly provided to the Persons described in Section 10.1(d).

        Section 11.14 References.

In this Agreement:

(a) References to any gender includes a reference to all other genders;

(b) References to the singular includes the plural, and vice versa;

(c) Reference to any Article or Section means an Article or Section of this Agreement;

(d) Reference to any Exhibit or Schedule means an Exhibit or Schedule to this Agreement, all of which are incorporated into and made a part of this Agreement;

(e) Unless expressly provided to the contrary, “hereunder”, “hereof”, “herein” and words of similar import are references to this Agreement as a whole and not any particular Section or other provision of this Agreement;

(f) “Include” and “including” shall mean include or including without limiting the generality of the description preceding such term;

(g) The word “or” is not exclusive; and

(h) Currency amounts referred to herein, unless otherwise specified, are in United States dollars. For purposes of determining whether dollar thresholds described in this Agreement have been exceeded when the relevant contract, debt, claim or other item described relates to currencies other than United States dollars, the exchange rates used to make such determination shall be the exchange rates quoted by the JPMorgan Chase Bank, New York as of 9 a.m. New York time on the date of the representation or warranty (being the Execution Date or the Closing Date, as applicable).

        Section 11.15 Construction. Purchaser is a party capable of making such investigation, inspection, review and evaluation of the Shares and the Assets as a prudent purchaser would deem appropriate under the circumstances including with respect to all matters relating to the Shares and the Assets, their value, operation and suitability. Each Party was represented by independent counsel of its own choosing in the drafting, preparation and negotiation of this Agreement, and has had the opportunity to exercise business discretion in relation to the negotiation of the details of the transactions contemplated hereby. This Agreement is the result of arm’s length negotiations from equal bargaining positions. It is expressly agreed that this Agreement shall not be construed against any Party, and no consideration shall be given or presumption made, on the basis of who drafted this Agreement or any particular provision hereof or who supplied the form of Agreement.

        Section 11.16 Severability. If at any time any provision of this Agreement is or become illegal, invalid or unenforceable in any respect under the Laws of any jurisdiction that shall not affect or impair (a) the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or (b) the legality, validity or enforceability under the Laws of any other jurisdiction of that or any other provision of this Agreement. In such event, the Parties hereto agree and consent that such provisions and this Agreement shall be modified and reformed so as to effect the original intent of the Parties as closely as possible with respect to those provisions which were held to be invalid or unenforceable.

IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties on the Execution Date.

SELLER:	UP ENERGY CORPORATION

	By:	/s/ Marshall D. Smith
	Title:	Chief Financial Officer

PURCHASER:	SPC E&P (CHINA) PTE. LTD.

	By:	/s/ Brian K. Boslaugh
	Title:	Authorized Representative